UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on the Company’s work; patents liability and other claims asserted against the Company; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  In addition, certain forward-looking statements contained in this report relate to the proposed acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  The closing of the acquisition is subject to the satisfaction of customary closing conditions.  There can be no assurance that the acquisition will close on the expected schedule or that the acquisition will be consummated at all.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 2, 2006

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the year ended December 31, 2005

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis contained in this report are based on information available as of February 24, 2006.

This discussion and analysis should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2005 and related notes prepared in accordance with United States  (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for the presentation of annual financial information.  Additional information relating to our Company, including our Annual Report and AIF for the fiscal period ending December 31, 2004, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.shtml.

Effective January 1, 2004, we changed our functional and reporting currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate as a result of increasing U.S. dollar denominated revenues and expenditures.  We also elected to report our consolidated financial statements in accordance with U.S. GAAP.

In September 2003, we announced a change in our fiscal year end from September 30 to December 31, effective as of December 31, 2003.  Therefore, the comparative period ended December 31, 2003 is for fifteen months ended December 31, 2003.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our filings with the Canadian Securities Commission or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, certain forward-looking statements contained in this report relate to our proposed acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  The closing of the acquisition is subject to the satisfaction of customary closing conditions.  There can be no assurance that the acquisition will close on the expected schedule or that the acquisition will be consummated at all.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, (viii) our ability to consummate the acquisition of, and integrate into our business the operations of, American Medical Instruments Holdings, Inc., and (ix) our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of such acquisition.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

Business Overview

We are a specialty pharmaceutical company focused on the development of technologies that improve the performance of medical devices and the outcomes of surgical procedures.  Our technologies include various drugs, drug delivery and surface modification materials and other medical biomaterials designed to be applied across a range of medical devices and technologies, surgical procedures and medical disciplines.  Our strategy is to leverage these various technologies to create novel, proprietary medical device and locally administered pharmaceutical products that reduce side effects, shorten hospital stays, convert open surgical procedures to minimally invasive surgical procedures or that make medical devices easier for a physician to use.

Medical device implants often fail to provide the desired treatment outcome due to side effects that occur when a device is implanted.  Similar side effects also often occur in response to a surgical intervention or acute injury or trauma.  These side effects may include scarring, inflammation, cell proliferation, pain, infection, tumor cell growth or recurrence or other tissue overgrowth.  We use our drug screening capabilities to identify pharmaceutical compounds that address the underlying biology of scar formation, cell proliferation and inflammation, infection and local tumor cell or tissue overgrowth. Once an appropriate drug has been identified, we utilize our portfolio of biomaterials, surface modification and drug delivery technologies to develop proprietary methods to enable the drug to be released from a medical device or surgical implant. Upon identification and development of a product candidate, in selected cases, we utilize our clinical and product development expertise to study our product candidates in human clinical trials, with the objective of receiving regulatory approval to market and sell our product candidates in various geographies, currently with a focus on North America and the European Union. We believe our research and development approach and the resulting products and product candidates may achieve better clinical results than systemic drugs or medical devices and surgical implants may achieve independently.

Our significant commercial programs include:

Paclitaxel-eluting Coronary Stents

Our principal revenues in 2005 were royalties derived from sales of coronary stent systems incorporating the drug paclitaxel.  The TAXUS® Express2™ and TAXUS® Liberté ™ coronary stent systems are the initial product lines incorporating our technology, and are sold by Boston Scientific Corporation (“BSC”), our exclusive technology licensee in the paclitaxel-eluting coronary stent field.  Royalties derived from sales of paclitaxel-eluting stent systems represented 92% and 89% of our gross revenues for the years ended December 31, 2005 and 2004, respectively.  BSC announced the completion of the initial launch of the TAXUS Liberté paclitaxel-eluting coronary stent system in 18 countries in January 2005 and in Europe in September 2005. The TAXUS Liberté stent system represents BSC’s next generation product incorporating our research, technology and intellectual property related to the use of paclitaxel to treat restenosis (the re-occlusion of a blood vessel after initial treatment for vascular disease) and other local inflammatory and proliferative diseases. The TAXUS Liberté stent has been designed by BSC to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions.  BSC hopes to gain U.S. Food and Drug Administration (“FDA”) approval for the TAXUS Liberté coronary stent system in 2006.

Other Commercial Products or Programs

Our other commercial products include: VITAGEL™ surgical hemostat, a sprayable hemostatic biomaterial designed to reduce patient blood loss during surgical procedures, which is distributed in the U.S. by Orthovita, Inc.; CoSeal® surgical sealant, a biomaterial surgical sealant used to facilitate tissue repair and regeneration, which is distributed in the U.S. and Europe by Baxter Healthcare Corporation; Lifespan® ePTFE Vascular Graft, which  is  distributed in the U.S. and Europe by Edwards Lifesciences Corporation; and several additional biocompatible polymer and surface modification technologies for medical devices.

Our significant ongoing clinical programs include:

TAXUS® Liberté™ paclitaxel-eluting coronary stent system

TAXUS Liberté is the second BSC commercial product line to incorporate our proprietary paclitaxel technology to treat restenosis and other local inflammatory and proliferative disease.  BSC is currently conducting pivotal clinical studies in the U.S. and has completed enrollment in its ATLAS clinical trial, a pivotal study designed to collect data to support regulatory filings for product commercialization in the U.S.  Enrollment began in August 2004 and consists of 872 patients at 72 sites worldwide.  The objectives of the trial are to assess the safety and efficacy of the TAXUS Liberté system nine months after completion of an angioplasty procedure.  In May 2005 BSC announced positive thirty-day safety data, as demonstrated by a low overall MACE (Major Adverse Cardiac Events) rate.  BSC has indicated that further data from the ATLAS trial should be available in the first half of 2006, with a potential launch of TAXUS Liberté in the U.S. during the second half of 2006.

Vascular Wrap™ Program

Our most advanced product candidate is our Vascular Wrap™ paclitaxel-eluting mesh product, a biodegradable, synthetic mesh surgical implant loaded with paclitaxel.  The Vascular Wrap product is applied to the outside wall of a vessel in order to prevent or reduce restenosis associated with vascular surgical procedures.  We currently have an ongoing fully-enrolled 109 patient European clinical trial, a first-in-man study designed to evaluate the safety of the Vascular Wrap product when used in conjunction with peripheral vascular bypass surgery in the limbs using a synthetic vascular graft.  In November 2005 we announced positive twelve month preliminary safety results from this trial.  Patients will continue to be monitored at 18 months and 24 months to ensure safety of this product candidate. We expect to be able to provide additional data from this study during the first half of 2006.

In addition to the safety data from the European trial, we also announced our plans to initiate the PREVAIL (Paclitaxel Releasing Extra-Vascular Anastomosis Implant & Lifespan Graft) clinical trial in 2006 in the U.S.  PREVAIL will be designed to assess the safety and efficacy of our Vascular Wrap product candidate, as implanted in combination with our recently acquired Lifespan synthetic vascular graft product line in hemodialysis patients with renal disease who receive arteriovenous (AV) access implants.  We acquired the Lifespan synthetic vascular graft product line in November 2005 from Edwards Lifesciences Corporation (see “Recent Developments - Acquisitions”).  In the study, the Lifespan graft will serve as an access port for hemodialysis, and the intent of the Vascular Wrap product is to prevent potential scar formation post-implantation of a synthetic vascular graft (such as the Lifespan graft) that often leads to graft failure, and in many cases a repeat surgical procedure.  In December 2005, we announced that our Vascular Wrap Paclitaxel-Eluting Mesh/Lifespan Vascular Graft received a designation of “device” from the Office of Combination Products at the U.S. Food and Drug Administration.  Should the PREVAIL study demonstrate the safety and efficacy of our Vascular Wrap product when used in connection with the Lifespan vascular graft, it is expected we would seek regulatory approval to market and sell this product candidate for use in AV access surgery in the U.S. and Europe.

Anti-infective Central Venous Catheter Program

In January 2006, we announced the initiation of a human clinical study in the U.S. examining an anti-microbial central venous catheter (“CVC”). CVC’s are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs and nutrition, as well as to facilitate frequent blood draws.  One of the complications associated with CVC implantation is infection, which can occur when bacteria contaminate the CVC.  Our randomized, single-blind, active-controlled 600 patient, 20 center U.S. study is designed to evaluate the efficacy of a CVC coated with the drug 5-Flourouracil (“5-FU”), a non-traditional anti-infective agent, in preventing bacterial colonization of the catheter.  Should this product candidate achieve favorable study results, we intend to request a 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) to market and sell this product candidate in the U.S.

Adhibit™ Program – Myomectomy

Our non drug-loaded Adhibit™ adhesion prevention product European study, conducted to evaluate the safety and efficacy of the Adhibit product for the reduction of surgery induced scars (adhesions) that can occur after surgery to remove fibroids from the uterus (myomectomy surgery), completed enrollment and re-evaluations at the end of 2004.  In September 2005, we announced that the incidence of patients who suffered from adhesions was greater in the group receiving the current standard of care (control group) as compared to the treatment group receiving the Adhibit product (65.0 % vs. 33.3%).  Safety data also indicated fewer adverse events occurring with the group treated with the Adhibit product than with the control group.  The data will be presented in its entirety at a major gynaecologic conference in the first half of 2006.  A decision as to whether the data will be used for CE Mark filing, a European approval designation, to market a non drug-loaded Adhibit adhesion prevention product in Europe has not yet been made and such a decision will not be made until after the data is presented.

Peripheral Drug-Eluting Stent Program

In March 2005, our partner Cook Incorporated (“Cook”) commenced a pilot clinical study of a paclitaxel-eluting stent incorporating our proprietary paclitaxel technology to treat peripheral artery disease in the limbs.  Cook, together with BSC, is our co-exclusive development and commercialization partner for paclitaxel-eluting stents for the treatment of peripheral artery disease.  Cook plans to test a paclitaxel-eluting version of its proprietary Zilver® peripheral stent technology in 60 patients at 31 medical facilities in the U.S. with possible trial expansion pending FDA review.  In May 2005, Cook announced an additional Zilver peripheral stent trial to include up to 760 patients at more than 50 sites in Europe, Asia, Australia, Canada and Latin America.  In July 2005, Cook announced enrollment of the first patients in this trial.  The trial is designed by Cook to assess the safety and efficacy of this technology in treating peripheral vascular disease in arteries located above-the-knee.

Other Programs

We also have several programs in preclinical stages of development.  As a result of our early stage research and development initiatives, and assuming the completion of the acquisition of American Medical Holdings, Inc. discussed below, we expect our research and development expenditures to continue to increase in 2006.

We plan to continue to add to our technology and business resources through our internal clinical and research and development programs, through product acquisition and in-licensing activities, and through acquisitions of companies that contribute to our overall corporate strategy, including the pending acquisition of American Medical Instruments Holdings, Inc. which, if completed, is expected to diversify our product offerings and enhance our sales and marketing and manufacturing capabilities.  .

Recent Developments

Acquisitions

American Medical Instruments Holdings, Inc.

On January 31, 2006, we entered into a definitive agreement to acquire 100% of privately held American Medical Instruments Holdings, Inc. (“AMI”), a leading provider of specialty, single-use medical devices, for cash consideration of $785 million.  The AMI transaction significantly diversifies our revenue base, provides us global manufacturing, marketing and sales capabilities and provides a portfolio of medical device products that we may combine with our drugs, drug delivery and surface modification materials and other medical biomaterials to create new proprietary medical device and pharmaceutical product offerings.  We have obtained commitments for $600 million in fully committed term loan facilities and revolving credit facilities, subject to the satisfaction of customary closing conditions, and expect to finance the transaction through a combination of these facilities, cash on hand or other debt financings.  The proposed transaction is expected to close in the second quarter of 2006.

As we have not yet completed the acquisition and have not begun to implement our integration plan, we are not able to determine the explicit effect that this transaction will have on our financial condition, results of operations or cash flows as of the date of this report.  If the acquisition is completed, we anticipate that to fund the purchase price we will utilize approximately $200 million of our existing cash resources in addition to the $600 million that we expect to receive through credit facilities or other borrowings.  We currently, in advance of the transaction close, do not have sufficient information available to estimate what the future debt servicing requirements will be, however we anticipate interest rates of between 7% and 9%, assuming we complete the  necessary financing through a mix of a senior term loans and subordinated debt. We expect significant increases in revenues, cost of goods sold and selling, general and administrative expenses following the consummation of the AMI transaction.  The purchase price allocation will result in a significant amount of goodwill or identifiable intangible assets which could significantly impact our results of operations under GAAP.  We will have a third party prepare a detailed valuation to support our purchase price allocation of this acquisition. We expect that the combined future cash flows generated from our combined operations will be adequate to service the debt we expect to incur to complete the AMI transaction.

ePFTE Lifespan® Vascular Graft Business

In November 2005, we completed the acquisition of the Lifespan® ePTFE Vascular Graft Business, located in Laguna Hills, California, from Edwards Lifesciences Corporation (“Edwards”) for cash consideration of $14 million.  The primary purpose of the acquisition was to obtain the Edwards Lifespan® Graft product line to enhance the financial potential of our Vascular Wrap  Vascular Wrap™ paclitaxel-eluting mesh product development program.  The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of $12.7 million.  The transaction also included a distribution agreement with Edwards (please see “Collaboration, License and Sales and Distribution Agreements” below).

Afmedica, Inc.

In October 2005, we completed the acquisition of 100% of the fully diluted equity of Afmedica, Inc. (“Afmedica”) for cash consideration of $21.5 million.  Afmedica was a private company developing perivascular technology using the drug rapamycin to treat peripheral vascular disease and coronary artery disease.  The primary purpose of the acquisition was to obtain the intellectual property related to the use of the drug rapamycin in certain perivascular applications.  Afmedica’s equity holders will also be entitled to total contingent consideration of $10.0 million should we reach certain development and regulatory milestones with respect to any Afmedica product. As Afmedica was a development stage company consisting of primarily one asset, the transaction was accounted for as an asset acquisition and not as a business combination.  The purchase price of $23.4 million, including transactions costs but excluding contingent consideration, was allocated to acquired in-process research and development and was written-off at the time of acquisition because the perivascular technology, the only asset acquired, had not reached technological feasibility and had no alternative future use.  The revenue and expenses of Afmedica have been included in our consolidated financial statements from October 7, 2005, the completion date of the acquisition.

NeuColl, Inc.

In August 2004 we completed the acquisition of the remaining shares, representing approximately 58%, of NeuColl, Inc. ("NeuColl") for cash consideration of $13.5 million. NeuColl is engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications.  NeuColl was acquired primarily for the intellectual property related to its collagen-based products.  The acquisition was accounted for as a step acquisition using the purchase method of accounting.  We previously owned an equity interest in NeuColl through the acquisition of Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.) which was completed in January 2003.

In the fourth quarter of 2005, we decided to close down the NeuColl office and terminate certain distribution agreements with Zimmer, Inc. and other international distributors.  As a result of this decision, we reviewed the carrying value of the NeuColl distribution related assets and recorded a total charge of $6.9 million, net of an income tax recovery of $2.2 million, for the year ended December 31, 2005.  We will continue to use the acquired intellectual property in our ongoing research programs. The results from NeuColl operations from current and prior periods, including the impairment charge, have been reported as discontinued operations on the income statements for the years ended December 31, 2005 and 2004.

Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)

In December 2003, we completed the acquisition of all of the common shares of STS Biopolymers, Inc. for total consideration of approximately $24.4 million.  Subsequent to the acquisition, we changed the name of the company to Angiotech BioCoatings Corp. ("BioCoatings").  As part of the BioCoatings acquisition we acquired the wholly-owned Dutch subsidiary MCTec Holding BV, including its operating subsidiary MCTec BV.

On December 30, 2005, we completed the sale of all of the outstanding shares of MCTec Holdings BV for cash consideration of $3.0 million, which resulted in a loss on disposal of $1.3 million.  The results of operations from the Dutch subsidiaries for the current and prior periods, including the loss on disposal, have been reported as discontinued operations on the income statements for the years ended December 31, 2005, 2004 and 2003.

Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)

In January 2003, we completed the acquisition of 100% of the common shares of Cohesion Technologies, Inc. in an all stock transaction, for total consideration of approximately $47.9 million.  Subsequent to the acquisition we changed the name of the company to Angiotech BioMaterials Corp. ("BioMaterials").

In October 2004, we began a process of consolidating our research and development facilities by centralizing certain research and development activities.  The consolidation was completed in June 2005.   We continued to manufacture the VITAGEL™ surgical hemostat product until December 2005, at which time we completed the process of transferring product manufacturing to Orthovita, Inc.  Total restructuring and termination costs of approximately $5.2 million relating to the facility consolidation have been recorded to December 31, 2005, including $2.6 million in 2005, of which $0.4 million was included in cost of goods sold, $1.1 million was included in research and development expenses and $1.1 million was included in selling, general and administration expenses.  Of the total amount expensed, $1.5 million remains unpaid in accrued liabilities at December 31, 2005.

We have entered into distribution agreements with third parties for all of the commercial biomaterial products obtained in the BioMaterials acquisition, and we will continue to internally develop the intellectual property obtained in the acquisition.  The consolidation and restructuring did not result in any impairment to the identifiable intangibles or goodwill that resulted from the original acquisition as the assets continue to be used in other areas of the Company.

New Executive Officer Appointments

In December 2005, we announced changes to our executive management team.  Mr. Thomas Bailey, formerly Vice President, Business Development, was appointed Chief Financial Officer.  Mr. Bailey will continue to oversee our business development strategy and strategic alliances, in addition to managing our overall financial and accounting activities.  We also created three new roles, appointing Mr. David Hall, formerly Chief Financial Officer, to Chief Compliance Officer and Senior Vice President, Government and Community Relations, Dr. Rui Avelar to Chief Medical Officer, and Dr. Gary Ingenito to Chief Clinical and Regulatory Affairs Officer.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates.  Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development objectives and pay royalties on future sales, if any, of commercial products resulting from the collaborations.  Our most significant agreements entered in the years 2003 through 2005 are summarized as follows:

Edwards Lifesciences Corporation

In November 2005, in conjunction with the acquisition of the Lifespan ePTFE Vascular Graft Business from Edwards, we entered into a distribution agreement with Edwards, whereby Edwards will continue to market and sell the existing Lifespan product line for a period of up to five years, and will be the exclusive distributor of our Vascular Wrap™ paclitaxel-eluting mesh product, packaged in combination with Lifespan vascular grafts, in the European Union for a period of up to two years from the receipt of European regulatory approval of the Vascular Wrap product.  Per the agreement, we retain all marketing and distribution rights with respect to any and all Vascular Wrap paclitaxel-eluting mesh related products in the U.S., and have co-exclusive marketing and distribution rights with respect to any standalone Lifespan product line in the U.S.

CombinatoRx Incorporated

In October 2005, we entered into a Research and License Agreement with CombinatoRx, Incorporated (“CombinatoRx”). The collaboration will involve a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with our expertise in local drug selection and delivery across a number of disease areas.  As consideration for the license, we paid an upfront license payment to CombinatoRx of $27.0 million.  We have the option, which expires in October, 2007, to extend the research collaboration from 30 months to 60 months for additional consideration of $7.0 million.  CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by us.  In connection with this transaction, we also made a $15.0 million investment in CombinatoRx Series E Convertible Preferred shares.  In November 2005, upon consummation of an initial public offering (“IPO”) by CombinatoRx, the Series E Convertible Preferred shares automatically converted to common shares at a 10% premium to the IPO price.  For accounting purposes, the upfront license payment of $27.0 million and the premium paid on the common shares of $3.4 million were allocated to acquired in-process research and development and were written-off upon entering into the Research and License Agreement because the technology was at an early stage of development and had no alternative future use.  The investment in common shares is being accounted for as a long-term available-for-sale security.

Broncus Technologies, Inc.

In June 2005, we entered into a non-exclusive License Agreement with Broncus Technologies, Inc. (“Broncus”) allowing Broncus to combine our paclitaxel technology with their Exhale® system to treat emphysema.  In connection with the license agreement, we received a warrant to purchase 2,280,328 shares of Broncus Series E Preferred Stock, exercisable at $0.01 per share.  The warrant vests in increments, with 760,110 shares vesting immediately and the remaining shares vesting in two equal increments based on future regulatory and sales milestones.  We recognized license revenue of $0.5 million in relation to this transaction.  We will also be entitled to royalties on future product sales by Broncus from products which use our technology.  The investment in the Broncus warrants is being accounted for as a long-term investment using the cost method.

Histogenics Corporation

In May 2005, we entered into a non-exclusive License Agreement with Histogenics Corporation (“Histogenics”) providing Histogenics access to our proprietary biomaterial ChondroGEL™ biomaterial product for use in the field of cartilage, ligament, meniscus and/or tendon repair.  In connection with the license agreement, we received a warrant to purchase Histogenics voting common shares, exercisable at $0.01 per share, such that we received an equivalent of 10% of the fully diluted equity securities of Histogenics outstanding as of May 12, 2005.  We will also be entitled to royalties on future product sales by Histogenics from products which use our technology.  As part of the license agreement, we agreed to supply Histogenics with 1,000 ChondroGEL™ kits and to facilitate transfer of ChondroGEL biomaterial product manufacturing to Histogenics.  An initial upfront license fee of $0.5 million was recorded as deferred revenue until we have fulfilled all of our obligations with respect to the agreement.  The investment in the Histogenics warrants is being accounted for as a long-term investment using the cost method.

CABG Medical, Inc.

In March 2005, we entered into an exclusive License Agreement with CABG Medical, Inc. (“CABG”). This agreement provided CABG access to our technology to treat restenosis and proliferative disease through the local delivery of the drug paclitaxel in the field of coronary artery bypass grafts.  In connection with the license agreement, we received a warrant to purchase 1,265,823 shares of CABG common stock, exercisable at $0.01 per share.  We are also entitled to milestone payments upon achievement of identified clinical development objectives and royalties on future product sales by CABG from products which use our technology.  In a separate transaction, we agreed to purchase up to $10 million of CABG’s common stock at a 15% premium to market value.  We made an initial investment of $5 million in March 2005 and entered into an agreement to make the remaining investment upon CABG’s achievement of certain revenue milestones.  In the three month period ended March 31, 2005, we recognized license revenue of $3.3 million in relation to these transactions.  In the fourth quarter of 2005, we wrote-down our investments in the shares and warrants of CABG by $6.0 million, as the decline in fair value was determined to be other-than-temporary.  On February 8, 2006, CABG announced a plan to cease operations and review its strategic alternatives. If CABG is unable to determine an alternative it may proceed with the liquidation and dissolution of the company’s assets. The distribution to shareholders is estimated to be in the range of $1.20 and $1.47 per share, which is higher than the value we attributed to the investment at December 31, 2005. The investment in CABG common shares and warrants was being accounted for as a long-term available-for-sale security as of December 31, 2005.

Boston Scientific Corporation

In November 2004, we amended our 1997 License Agreement (as amended) with BSC and Cook (the “1997 License Agreement”) upon BSC’s election to become the exclusive worldwide licensee to our coronary drug-eluting stent technology.  Pursuant to the terms of the 1997 License Agreement, the royalty rates payable by BSC were increased by one percentage point (1%) across all royalty tiers as of November 23, 2004, when BSC exercised its election for exclusivity in the coronary drug-eluting stent field.  We also granted BSC the right to sublicense the drug-eluting coronary vascular stent technology to third parties for cash consideration of $13.9 million which was recognized as license revenue in 2004.  If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC (subject to a minimum amount of $100 million and maximum amount of $250 million) and a royalty rate payable on any third party product sales.

Cook, Incorporated

In September 2004, we amended the 1997 License Agreement to accommodate Cook's election to exit and return all licensed rights related to the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents.  The agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; and to provide a multi-year extension to the license agreement for Cook related to the peripheral vascular and gastrointestinal fields of use.  In consideration for these amendments we made a $25.0 million license payment to Cook upon execution of the amended agreement, which is being amortized over the estimated life of the future benefit of ten years.

Massachusetts Institute of Technology and Johns Hopkins University

In September 2004, we entered into a License Agreement with Massachusetts Institute of Technology and Johns Hopkins University which granted us exclusive and non-exclusive rights to patents for the use of biocompatible polymers for delivery of chemotherapeutic drugs.  In exchange for these rights we made an initial up-front license payment of $6.6 million to Guilford Pharmaceuticals, Inc., the company that had previously licensed the patents.  Since the technology was determined to have alternative future use, we capitalized the up-front payment and are amortizing it over the estimated life of the future benefit of ten years.

Orthovita, Inc.

In June 2004, we entered into an exclusive North American sales and distribution agreement with Orthovita, Inc. (“Orthovita”) for our CoStasis® Surgical Hemostat product.  Orthovita assumed all sales, marketing and distribution responsibilities for the products and we retained responsibility for manufacturing.  The agreement also included options for Orthovita to distribute CoStasis at a future date in Europe and the rest of the world.  Orthovita subsequently re-branded the product for use in spine and orthopaedic surgery under the brand name VITAGEL.  In connection with the agreement, in July 2004, we purchased 5,681,818 common shares of Orthovita, Inc. for $25 million through a registered direct offering.  The investment is being accounted for as a long-term available-for sale security and represents approximately 9% of the fully diluted equity of Orthovita at December 31, 2005.

Under the agreement, Orthovita has obligations to purchase the products and make royalty payments to us based on the net sales of such products.  As a result of the consolidation of our research and development facilities, we, together with Orthovita, agreed that responsibilities for manufacturing products would be transferred to Orthovita.  As a result of this decision, an amendment to the agreement was signed in October 2005 which contemplates the transitioning of the manufacture of the products and accessories from us to Orthovita, and the terms under which Orthovita purchased approximately $1.8 million of existing products, accessories and work-in-process inventory.  In addition, the amendment amends the royalty rate payable by Orthovita to us for sales of certain products and modifies the method for calculating net sales of such products.

Poly-Med, Inc.

In April 2004, we entered into a License Agreement with Poly-Med, Inc. (“Poly-Med”) which granted us exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies.  In exchange for these rights, we made an initial up-front license payment of $6.4 million.  For accounting purposes, the payment was allocated to acquired in-process research and development and was written-off at the time of acquisition as the technology was at an early stage of development and had no alternative future use. We also have an obligation to make an additional payment of $1.0 million under the license agreement subject to future performance by both parties. In April 2004, we also entered into a Research Agreement and are collaborating with Poly-Med to develop products derived from the licensed technologies and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts we already have underway.  We are committed to making quarterly research and development funding payments under this agreement as disclosed below under “Contractual Obligations”.

Baxter Healthcare Corporation

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation ("Baxter").  These agreements gave Baxter the right to manufacture and distribute our surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, and an option to license our non drug-loaded surgical adhesion prevention product, Adhibit™, in the U.S., which is not currently approved for sale in the U.S.  We received an upfront fee of $8.0 million in April 2003, of which $6.0 million is not refundable and up to $2.0 million was potentially refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  In 2005, we recognized $1.0 million of the potentially refundable amount as license fee revenue, as we did not terminate the agreements during the year.  Our exposure to the remaining potential refund of $1.0 million expires at the end of 2006.  We received an additional $4.0 million in milestone payments in prior years upon the approved transfer of manufacturing of the CoSeal surgical sealant product to Baxter, and we may receive up to an additional $11.0 million if Baxter exercises options to obtain Adhibit rights in the U.S. and CoSeal rights in Japan, and a milestone payment linked to achievement of regulatory approval for a certain indication in the U.S.  The agreements, or portions thereof, may be terminated by Baxter at any time or by us if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the later of the expiration of the last issued patent or ten years.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").  We have prepared a reconciliation to amounts presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") as provided in Note 21 to our consolidated financial statements for the year ended December 31, 2005. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses.  We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time the estimates and assumptions were made. Actual results could differ from our estimates.  Significant estimates are used for, but are not limited to, revenue recognition, impairment of long-lived assets and goodwill, valuation of investments, provision for income taxes, and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results are described below:

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations with respect to the royalty revenue.  Accordingly, we record royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems upon receipt, which results in a one quarter lag between the time we record royalty revenue and the time the associated sales were recorded by BSC.   We expect to continue to record royalty revenue on a one quarter lag basis until such time as royalty revenue can be estimated with a sufficient degree of certainty.

Product sales revenue is recognized when a product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for returns and allowances.  These provisions are estimated and recorded in the same period as the related product sales and have historically not been significant.

License fees are comprised of initial payments and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial payments and milestone payments for which we have ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs, including in-process research and development and medical technologies used solely in research and development activities and with no alternative future use, are expensed in the period incurred.  For the year ended December 31, 2005 we incurred research and development costs of $32.0 million and acquired in-process research and development costs of $55.0 million.

Goodwill

Goodwill is tested for possible impairment at least annually and whenever circumstances change that would indicate an impairment in the value of goodwill.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  We conducted our annual test on goodwill as at October 31, 2005 using a discounted cash flow analysis.  The carrying value of goodwill was supported by the discounted cash flow analysis and therefore, no impairment charge was recorded.

Intangible assets

Our identifiable intangible assets are primarily comprised of technologies and distribution relationships acquired through our business combinations.  Intangible assets also include in-licensed proven medical technologies.  We amortize intangible assets on a straight-line basis over the estimated life of the technologies, which range from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets for impairment at least annually and whenever there has been a significant change in any of these factors listed above.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

In December 2005, a decision was made to close down the NeuColl office and to terminate the distribution agreements that were acquired through our acquisition of NeuColl.  Based on our review of the carrying values of the associated intangible assets, primarily consisting of distribution agreements, we recorded a pre-tax impairment charge of $7.8 million in the year ended December 31, 2005.  There were no impairment charges recorded in the year ended December 31, 2004 or the fifteen months ended December 31, 2003.

Short and long-term investments

We invest our excess cash balances in short-term and long-term marketable securities, principally investment grade commercial debt and government agency notes.  As part of our strategic product development efforts, we also invest in equity securities of certain companies with which we have collaborative agreements.  At December 31, 2005, substantially all of our securities were classified as available-for-sale and accordingly, were recorded at fair market value with unrealized gains and losses included in other comprehensive income (loss) in shareholders’ equity.  Realized gains and losses and any declines in value that are judged to be other-than-temporary are reported in other expenses.  In 2005, we recognized a charge of approximately $6.0 million on the CABG available-for-sale securities for certain unrealized losses that were determined to be other-than-temporary.  There were no write-downs recorded in 2004 or 2003.

We also invest in equity securities of certain companies whose securities are not publicly traded and for which fair value is not readily available.  These investments are recorded using the cost method of accounting and are tested for impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations and financial position of the investee, and other evidence supporting the net realizable value of the investment.  We have not had any impairment charges relating to these investments.

Stock-based compensation

We record compensation expense for stock options granted to employees and non-employees subsequent to October 1, 2002 using the fair value method of accounting for stock-based compensation transactions.  We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model), could produce different fair value for stock-based compensation, which could have a material impact on our earnings.  We recorded stock-based compensation expense of $6.1 million for the year ended December 31, 2005, $5.8 million for the year ended December 31, 2004 and $3.1 million for the fifteen month period ended December 31, 2003. The increases in each year were primarily a result of the cumulative stock-based compensation expense for options granted each year subsequent to October 1, 2002, as stock-based compensation is expensed over a four year vesting period.

Income tax expense

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Significant estimates are required in determining our provision for income taxes.  Some of these estimates are based on interpretations of existing tax laws or regulations.  Our effective tax rate may change from year to year based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

Results of Operations

The following discussion and analysis of results from our operations excludes the financial results from our subsidiaries NeuColl, Inc., MCTec Holding BV and MCTec BV which are reported as discontinued operations (see “Results of Operations - Discontinued Operations”).  All discussions and analyses pertain to continuing operations only, unless otherwise noted.  The results from all prior periods have been restated to conform to this presentation.

We operate in one reportable segment: drug-eluting medical devices and biomaterials.  Our chief operating decision-makers review our operating results on an aggregate basis and manage our operations as a single operating segment.

Overview

For the year ended December 31, 2005, we recorded net income from continuing operations of $8.4 million ($0.10 basic net income per share), compared to net income from continuing operations of $53.0 million ($0.63 basic net income per share) for the year ended December 31, 2004, and a net loss from continuing operations of $52.9 million ($0.75 basic net loss per share) for the fifteen month period ended December 31, 2003.

(in thousands of U.S.$, except per share data)	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003

Revenues	199,648	126,231	20,225

Operating income (loss)	31,328	39,078	(35,320)

Other income (expenses)	5,131	7,718	(17,618)

Income (loss) for the period from continuing operations before income taxes	36,459	46,796	(52,938)
Income tax expense (recovery)	28,055	(6,183)	-
Net income (loss) for the period from continuing operations	8,404	52,979	(52,938)
Income (loss) for the period from discontinued operations, net of income taxes	(9,591)	(527)	52
Net income (loss) for the period	(1,187)	52,452	(52,886)

Basic net income (loss) per common share:
Continuing operations	0.10	0.63	(0.75)
Discontinued operations	(0.11)	-	-
Total	(0.01)	0.63	(0.75)
Diluted net income (loss) per common share:
Continuing operations	0.10	0.62	(0.75)
Discontinued operations	(0.11)	(0.01)	-
Total	(0.01)	0.61	(0.75)

Total assets	494,694	479,077	395,722

Total revenue increased by $73.4 million in 2005 compared to 2004, primarily due to higher royalty revenue derived from BSC’s sales of paclitaxel-eluting coronary stent systems.  Despite the increase in revenue, operating income decreased, primarily due to significant expenses for in-process research and development of $55.0 million in fiscal 2005.  Other income (expenses) for the year ended December 31, 2005 decreased due a write-down in the CABG investment of $6.0 million.

Total assets increased by $15.6 million from December 31, 2004 to December 31, 2005, and increased by $83.4 million from December 31, 2003 to December 31, 2004.  The increases were primarily due to an increase in cash flow from operations, which was partly used to acquire long term investments and in-licensed medical technologies.

Revenues

(in thousands of U.S.$)	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
Royalty revenue – paclitaxel-eluting stents	183,566	98,408	4,214
Royalty revenue – other	5,637	2,230	82
Product sales	5,334	8,281	7,859
License fees	5,111	17,312	8,068
	199,648	126,231	20,225

Royalty revenue derived from sales of paclitaxel-eluting coronary stent systems by BSC was $183.6 million for the year ended December 31, 2005 compared to $98.4 million for the year ended December 31, 2004 and $4.2 million for the fifteen month period ended December 31, 2003.  The significant increase in 2005 compared to 2004 was a result of several factors, including the contribution of four full quarters of royalty revenues derived from BSC paclitaxel-eluting coronary stent system sales, continued market penetration of drug-eluting stents in the U.S. and Europe, and a one percentage point (1%) increase in our royalty rate on sales of paclitaxel-eluting coronary stent systems by BSC as a result of BSC exercising their option on November 23, 2004 to obtain exclusive rights to develop, market and sell paclitaxel-eluting stents in the coronary vascular field pursuant to the 1997 License Agreement. This was partially offset by the fact that BSC achieved certain revenue thresholds in 2005, and accordingly our top royalty rate earned on certain sales by BSC decreased by 2%, from 11% to 9%.

Other royalty revenue for the year ended December 31, 2005 was generated from license agreements related to our other commercial products.  The increase in other royalty revenue was primarily a result of transferring the manufacturing responsibility and direct sales of our CoSeal surgical sealant product to Baxter, resulting in royalties derived from CoSeal product sales rather than recording of revenue from direct product sales.

As described in the revenue recognition accounting policy, we currently record royalty revenue derived from paclitaxel-eluting coronary stent system sales upon receipt, which results in a one quarter lag between the time we record our royalty revenue and the time the associated sales were recorded by BSC.  The average gross royalty rate earned in the year ended December 31, 2005 on BSC’s sales for the period October 1, 2004 to September 30, 2005 was 8.3% for sales in the U.S. (as compared to 7.8% in the year ended December 31, 2004) and 6.5% for sales in other countries (as compared to 5.2% in the year ended December 31, 2004).  Total paclitaxel-eluting stent royalty revenue received to date has averaged approximately 7.4% of the eligible drug-eluting stent system net sales revenue recorded by BSC and Cook in the U.S., Europe and other world markets.

In 2006, without giving effect to our pending acquisition of AMI, we anticipate that a majority of our revenue will continue to be in the form of royalties derived from BSC’s paclitaxel-eluting coronary stent system sales. Assuming the completion of the acquisition of AMI, we anticipate that approximately 50% of our annual revenue could be derived from a combination of direct sales of AMI products and the manufacture of certain products for third parties.

For the year ended December 31, 2005, sales of our other commercial products decreased when compared to the prior periods, primarily due to the elimination of direct product sales revenue from CoSeal.  During the quarter ended March 31, 2005, responsibility for manufacturing and direct sales of CoSeal was completely assumed by Baxter, and as a result our revenue related to sales of CoSeal by Baxter was received as royalties derived from product sales.  Without giving effect to the acquisition of AMI, we expect total product sales to decrease in 2006 because, in a manner similar to CoSeal, we will also be eliminating the direct product sales of our VITAGEL product and will be replacing it with royalties based on product sales by our distribution partner Orthovita in 2006.  If we take into consideration the potential acquisition of AMI, our direct product sales in 2006 could significantly increase.

For the year ended December 31, 2005, license fees decreased by $12.2 million when compared to the same period in the prior year.  In 2005, we recognized license revenue, in the form of warrant consideration, from out-licensing transactions with CABG and Broncus, with estimated fair values of $3.3 million and $0.5 million respectively.  We also recorded $1.0 million in amortization of upfront license payments received in prior years from Baxter.  In fiscal 2004, we recognized license revenue from an upfront payment of $13.9 million from BSC for the right to sublicense their exclusive rights to use our paclitaxel technology in the field of coronary stents to third parties.  Additional license fees included amortization of upfront license payments received in prior years and $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal manufacturing process.

We expect to receive license and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional license and milestone payments, if any, will be dependent upon the overall structure of current and future agreements and development progress of licensed technology, including the achievement of certain development milestones by our collaborative partners.

Expenditures

(in thousands of U.S.$)	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
License and royalty fees	28,345	18,072	1,850
Cost of goods sold	5,653	5,632	4,660
Research and development	31,988	26,659	15,126
Selling, general and administrative	37,837	21,180	18,519
Depreciation and amortization	9,540	9,235	8,751
In-process research and development	54,957	6,375	6,639
	168,320	87,153	55,545

Assuming the completion of the acquisition of AMI, we expect that our expenses in 2006 will also include significant cost of goods sold, sales and marketing and additional general and administrative expenses as a result of the nature of AMI’s businesses.

License and royalty fees on royalty revenue

License and royalty fee expenses include license and royalty payments due to certain of our licensors, primarily derived from our paclitaxel-eluting coronary stent system royalty revenue received from BSC.  The increase in this expense in the year ended December 31, 2005, compared to the prior periods, was directly related to increases in our royalty revenue received.  We expect license and royalty fee expense to continue to be significant in 2006, as royalty fee expense is directly related to expected royalty revenue.

Cost of goods sold

Our gross margin was negative 6% for the year ended December 31, 2005, compared to 32% for the year ended December 31, 2004 and 41% for the fifteen month period ended December 31, 2003. The negative gross margin during 2005 can be primarily attributed to one-time manufacturing costs incurred related to the transfer of manufacturing of the VITAGEL™ surgical hemostat product to our partner Orthovita.

Research and development

Our research and development expense is comprised of costs incurred in performing research and development activities, including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and operating and occupancy costs.

Our research and development activities occur in two main areas:

(i) Discovery and preclinical research - Our discovery and preclinical research efforts are divided into several distinct areas of activity, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action of pharmaceuticals and filing patents related to our discoveries.  Programs that appear to offer potential medical benefits are subsequently evaluated in laboratory preclinical studies to evaluate their safety, pharmacology and efficacy.  Based on the results of preclinical studies, specific programs may be selected to advance to clinical research and development, with the objective of achieving regulatory approval of a product candidate for human medical use.  The costs associated with discovery and preclinical research primarily include internal labour costs and third party expenses associated with conducting preclinical studies.  We plan to continue to expand these efforts in 2006.

(ii) Clinical research and development - Clinical research and development refers to internal and external activities associated with clinical studies of product candidates in humans, and advancing clinical product candidates towards a goal of obtaining regulatory approval to manufacture and market these product candidates in various geographies.  For any of our clinical trials, expenditures and results are generally affected by the time required to fully enroll patients in a study, the length of follow up required to measure efficacy and safety, the time required for data analysis and the submission deadlines for presentations at medical conferences.  The costs associated with these activities are primarily internal labour and external third party clinical research organization costs and physician and direct patient treatment related expenditures.  We expect clinical trial expenditures to increase in 2006, as we plan to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenses by project for the years ended December 31, 2005 and 2004 and the fifteen month period ended December 31, 2003 were as follows:

(in thousands of U.S.$)	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
Approved products:
Paclitaxel-eluting Coronary Stent	-	-	476
Other	510	592	1,477
	510	592	1,953
Ongoing clinical programs:
Vascular Wrap™ Paclitaxel-Eluting Mesh	3,567	2,850	1,005
Anti-infective Central Venous Catheter	2,314	-	-
Adhibit™ Adhesion Prevention Gel - Myomectomy	644	1,516	1,373
	6,525	4,366	2,378
Concluded clinical programs:
Adhibit™ Adhesion Prevention Gel - Endometriosis	678	2,909	227
CoSeal® Surgical Sealant - Pulmonary	33	213	222
PAXCEEDTM Micellar Paclitaxel Rheumatoid arthritis – Phase 2	706	930	1,669
Other	1	13	(8)
	1,418	4,065	2,110

Discovery and pre-clinical research	22,513	15,715	9,806
Angiotech BioMaterials Corp. consolidation	366	1,394	-
Stock-based compensation	2,740	3,176	607
Less: Depreciation, amortization and intercompany charges allocated to projects above	(1,501)	(2,176)	(1,711)

Total research and development	32,571	27,132	15,143
Less: Research and development relating to discontinued operations	(583)	(473)	(17)
Total research and development relating to continuing operations	31,988	26,659	15,126

Research and development expenditures for the year ended December 31, 2005 consisted of salaries and benefits of $13.7 million (including stock-based compensation of $2.7 million), patent procurement costs of $4.5 million, external clinical trial costs of $3.6 million, preclinical studies and contract research costs of $3.0 million, and other research and development operating costs which include lab supplies, travel, occupancy and other costs of $7.2 million.

Total research and development expenditures for the year ended December 31, 2005 increased by $5.3 million compared to the year ended December 31, 2004.  The increase was primarily due to higher patent procurement costs of $2.2 million resulting from increased patent filing activity; lab supplies, services and equipment of $1.0 million due to increased drug screening and lab activity; consulting costs of $0.9 million and preclinical studies and contract research costs of $0.7 million.

For the year ended December 31, 2004, total research and development expenditures increased by $11.5 million when compared to the fifteen month period ended December 31, 2003 due to the effect of acquisitions and a general increase in research and development activity.   Salaries and benefits increased by $6.7 million primarily due to an increase in stock-based compensation expense of $2.6 million, expenses relating to the consolidation of research and development activities at our Palo Alto, USA facility of $1.7 million, a full year’s expense for companies acquired in 2003 and salaries and benefits associated with new employees to support our continued expanding research and development efforts. Other significant increases included clinical trial expenditures of $1.9 million, mainly due to an increase in expenses relating to the Vascular Wrap™ drug-loaded paclitaxel-eluting mesh clinical trials, and patent procurement costs of $1.1 million.

We expect to continue to incur substantial research and development expenses in the future due to the continuation and expansion of our research and development programs, potential technology in-licensing and regulatory related expenses, preclinical testing of various products under development and the planned initiation and continuation of various human clinical studies in 2006. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion or acceleration of the clinical program.  Assuming the completion of the acquisition of AMI, we may incur additional research and development expenses in the future related to combining our technologies with AMI’s existing products.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the year ended December 31, 2005 included salaries and benefits of $13.5 million (including stock-based compensation of $3.3 million), professional service fees of $18.1 million, travel costs of $1.3 million, business insurance policy premiums of $1.3 million, and other operating and occupancy costs of $3.6 million.

Total selling, general and administrative expenditures for the year ended December 31, 2005 increased by $16.7 million compared to the year ended December 31, 2004. The increase in expenditures was primarily due to higher professional service fees of $8.6 million, arising from an increase in certain patent and litigation related activities, the costs related to a European patent opposition proceeding of $3.6 million, and an increase in salaries and benefits (including stock-based compensation) of $3.7 million reflecting an increase in the number of employees required to support our growing operations.

For the year ended December 31, 2004, total selling, general and administrative expenditures increased by $2.7 million when compared to the fifteen month period ended December 31, 2003.  The increase was primarily due to an increase in professional service fees of $2.6 million, primarily due to an increase in external consulting and incremental audit costs relating to Sarbanes-Oxley compliance, an increase in certain patent and litigation related activities, and an increase in salaries and benefits of $1.6 million due to a full year’s expense for companies acquired in 2003 and salaries and benefits costs associated with new employees to assist with achieving our corporate objectives.  These increases were partially offset by a decrease in sales and marketing expenditures of $2.7 million due to the elimination of the sales and marketing work-force at our Palo Alto facility in April 2003.

In 2006, without giving effect to the pending acquisition of AMI, we expect that selling, general and administrative expenses will generally be comparable to the amount of such expenses in 2005.  However, expenditures could fluctuate depending on potential acquisition and in-licensing transactions that we may undertake, and the extent of legal efforts required to support and defend our intellectual property portfolio.  Assuming the completion of the acquisition of AMI, we anticipate that selling, general and administrative expenses will increase significantly in 2006.

Depreciation and amortization

Depreciation and amortization expense for the year ended December 31, 2005 included depreciation of property and equipment of $2.6 million and amortization of licensed technologies and identifiable intangible assets purchased through business combinations of $7.0 million.  Depreciation and amortization expense for the year ended December 31, 2005 increased by $0.3 million when compared to the year ended December 31, 2004, due to a full year of amortization related to 2004 intangible asset additions, partially offset by a decrease in depreciation of property and equipment due to the consolidation of research and development activities and the related closure of our Palo Alto facility.  The increase in depreciation and amortization expense for the year ended December 31, 2004 of $0.5 million when compared to the fifteen month period ended December 31, 2003 was primarily due to  increases in property and equipment purchased during the period.

Without giving effect to the pending acquisition of AMI, we expect depreciation and amortization expense in 2006 to generally be comparable to the amount of such expenses in 2005. Assuming the completion of the acquisition of AMI, we anticipate that 2006 depreciation and amortization expense will increase significantly.

In-process research and development

We record in-process research and development expense (“IPR&D”) relating to acquired or in-licensed technologies that are at an early stage of development and have no alternative future use.  For the year ended December 31, 2005, we recorded IPR&D expense relating to transactions with CombinatoRx and Afmedica of $30.6 million and $23.4 million, respectively.  We also recorded IPR&D of $1.0 million for a license payment made to Poly-Med as a milestone was met. For the year ended December 31, 2004, we recorded IPR&D of $6.4 million for an upfront license payment made to Poly-Med.

We expect to have further in-process research and development expenditures in future periods as we continue to in-license or acquire early stage technologies.

Other Income (Expense)

(in thousands of U.S.$)	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
Foreign exchange gain (loss)	1,092	2,050	(20,208)
Investment and other income	10,006	5,668	2,590
Write-down of investment	(5,967)	-	-
	5,131	7,718	(17,618)

The net foreign exchange gains for the years ended December 31, 2005 and 2004 were primarily the result of  a stronger Canadian dollar (relative to the U.S. dollar) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments to U.S. dollars at year end.  The U.S. dollar to Canadian dollar exchange ratio increased from 0.831 on December 31, 2004 to 0.858 on December 31, 2005 resulting in a foreign exchange gain on the Canadian dollar denominated investments that we held throughout the year.  In fiscal 2003, the Canadian dollar was our functional currency and the respective foreign exchange amounts reported represent translations of gains and losses previously reported in Canadian dollars.  The foreign exchange loss for the fifteen month period ended December 31, 2003 was a result of a stronger Canadian dollar (relative to the U.S. dollar) when translating our U.S. dollar investment portfolio to Canadian dollars.

Although we changed our functional and reporting currency to the U.S. dollar, we continue to hold Canadian dollar denominated cash, cash equivalents and short-term investments to meet our anticipated Canadian dollar operating and capital expenditure needs in future periods, including potential acquisitions and in-licensing transactions.  We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments and therefore are exposed to future fluctuations in the U.S./Canadian dollar exchange rate. See "Liquidity and Capital Resources".

Investment and other income for the year ended December 31, 2005 increased compared to the years ended December 31, 2004 and the fifteen month period ended December 31, 2003 due to a higher balance of cash available for investment from operating activities and higher investment yields earned.  The average investment yield for the year ended December 31, 2005 was 3.3% compared to 1.6% for both the year ended December 31, 2004 and the fifteen month period ended December 31, 2003.

During the year ended December 31, 2005, we recorded a $6.0 million write-down of our investment in CABG, as the decline in fair value of the investment was determined to be other-than-temporary.

Income Tax

Income tax expense for the year ended December 31, 2005 was $28.1 million compared to an income tax recovery of $6.2 million for the year ended December 31, 2004 and nil for the fifteen month period ended December 31, 2003.  The current period expense consisted of current and deferred income tax expense of $33.3 million on income from Canadian operations, a deferred income tax recovery of $1.0 million on the amortization of intangible assets, a release of a portion of the valuation allowance of $1.1 million and other miscellaneous tax recovery items of $3.1 million.

The effective tax rate for the year ended December 31, 2005 was higher than the statutory Canadian tax rate of 34.9% due primarily to the write-off of the Afmedica acquisition for which no income tax recovery was recorded and the increase in the valuation allowance related to foreign operations.

For the year ended December 31, 2004, the income tax recovery of $6.2 million primarily related to the recognition of unrecorded deferred income tax assets from prior years.  Realization of the deferred income tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  During fiscal 2004, our operations supported that the “more likely than not” test for accounting purposes had been met with respect to Canadian deferred income tax assets and accordingly, the valuation allowance that had been recorded in the past against the net deferred income tax asset was reversed.  A valuation allowance has been provided for the portion of deferred income tax assets relating to U.S. and European jurisdictions.

Discontinued Operations

On December 30, 2005, we completed the sale of 100% of the outstanding shares of our Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV, for cash consideration of $3.0 million.  The results of operations from the Dutch subsidiaries for the current and prior periods, including the loss on disposal of $1.3 million, have been reported as discontinued operations in our Consolidated Statement of Income.

In the fourth quarter of 2005, we decided to close down the offices of our subsidiary, NeuColl, Inc., and to terminate its distribution agreements.  As a result of this decision, we reviewed the carrying value of the NeuColl distribution related assets and recorded an impairment charge of $9.1 million for the year ended December 31, 2005.  The results of operations from the NeuColl subsidiary for the current and prior periods, including the impairment charge of $9.1 million, have been reported as discontinued operations in our Consolidated Statement of Income.

The operating results of discontinued operations are summarized as follows:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
(in thousands of U.S.$)	2005	2004	2003

Revenues	5,275	4,549	224
Operating (loss)	(1,646)	(1,209)	(27)
Other income (expenses)	(99)	88	79
Loss on sale of subsidiary	(1,300)	-	-
Impairment charge	(9,122)	-	-
Loss before income taxes	(12,167)	(1,121)	52
Income tax recovery	(2,576)	(594)	-
Net income (loss) from discontinued operations	(9,591)	(527)	52

Fourth Quarter Summary and Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited quarterly consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2005 and December 31, 2004.

(in thousands of U.S.$, except per share data)	Three months ended December 31, 2005 (Q4)	Three months ended September 30, 2005 (Q3)	Three months ended June 30, 2005 (Q2)	Three months ended March 31, 2005 (Q1)

Total revenues	43,846	47,891	52,231	55,680
Operating income (loss)	(41,050)	20,815	22,132	29,431
Net income (loss) for the period from continuing operations	(42,720)	16,325	15,565	19,234
Net income (loss) for the period	(51,260)	15,925	15,320	18,828

Basic income (loss) per share:
Continuing operations	(0.51)	0.19	0.19	0.23
Discontinued operations	(0.10)	-	-	-
Total	(0.61)	0.19	0.19	0.23
Diluted income (loss) per share:
Continuing operations	(0.51)	0.19	0.18	0.23
Discontinued operations	(0.10)	-	-	-
Total	(0.61)	0.19	0.18	0.23

(in thousands of U.S.$, except per share data)	Three months ended December 31, 2004 (Q4)	Three months ended September 30, 2004 (Q3)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)

Total revenues	59,358	43,007	12,772	11,094
Operating income (loss)	32,228	22,387	(9,384)	(6,153)
Net income (loss) for the period from continuing operations	41,933	26,768	(9,414)	(6,308)
Net income (loss) for the period	41,481	26,619	(9,450)	(6,198)
Basic income (loss) per share:
Continuing operations	0.50	0.32	(0.11)	(0.07)
Discontinued operations	(0.01)	-	-	-
Total	0.49	0.32	(0.11)	(0.07)
Diluted income (loss) per share:
Continuing operations	0.49	0.31	(0.11)	(0.07)
Discontinued operations	(0.01)	-	-	-
Total	0.48	0.31	(0.11)	(0.07)

Fourth Quarter Summary

We recorded a net loss from continuing operations of $42.7 million for the quarter ended December 31, 2005 compared to net income from continuing operations of $16.3 million for the immediately preceding quarter.  The net loss was primarily as a result of significant expenses for acquired in-process research and development of $30.6 million and $23.4 million relating to the CombinatoRx and Afmedica transactions, respectively, and a write-down of our investment in CABG of $6.0 million.  Total revenues for the quarter ended December 31, 2005 were $43.8 million compared to $47.9 million in the immediately preceding quarter.  The decrease in revenue was primarily due to a decrease in royalty revenues derived from sales of paclitaxel-eluting coronary stents by BSC.   Our operating expenses also increased as we continued to expand our research and development efforts and increased our employee numbers to support our growing operations.

Summary of Quarterly Results

The primary factors and trends that have caused variations in our quarterly results are as follows:

(i)   Royalty Revenue from BSC – After receiving regulatory approval from the FDA in March 2004, BSC began selling its TAXUS paclitaxel-eluting stent system in the U.S., resulting in a substantial increase in sales and royalties paid to us.  Our royalty revenues received from BSC, derived from sales of paclitaxel-eluting stent systems, increased from approximately $4 million in the quarter prior to FDA approval to approximately $40 to $50 million starting in the third quarter of 2004 when we received our first substantial royalty payment.  The increase in royalty revenue was the primary reason why we recorded net income in the third quarter of 2004 and each quarter thereafter (with the exception of the fourth quarter of 2005) compared to net losses in previous quarters.

(ii)  Acquired in-process research and development expense – The amount of acquired in-process research and development expense recorded in each quarter depends on the timing of acquisitions and transactions with research and development collaborators.  As these expenses are often significant when compared to other operating expenditures, the results in any quarter could be materially affected by the timing of such expenses.  For example, in the fourth quarter of 2005, we recorded acquired in-process research and development of $54.0 million relating to the CombinatoRx and Afmedica transactions, resulting in a net loss for the quarter.

(iii) Income tax expense – Prior to 2005, we had sufficient loss carry forwards and tax credits available to apply against taxable income such that we did not record a net tax expense in any jurisdiction in which we operated.  Upon becoming taxable in 2005, we began recording a quarterly provision for income taxes resulting in a reduction in net income in each quarter.  Significant estimates are required in determining our provision for income taxes.  Our effective tax rate may change from quarter to quarter based on the mix of income among different foreign jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the amount of valuation allowance recorded.

(iv) Other factors – Our results may also be affected by a fluctuations in research and development expenses and in selling, general and administrative expenses from quarter to quarter due to our continued expansion of our research and development programs, increases in legal efforts required to support our intellectual property portfolio and increases in employee numbers required to support our growing operations.

Liquidity and Capital Resources

At December 31, 2005, we had working capital of approximately $181.3 million and cash resources of $324.4 million, consisting of cash, cash equivalents and available-for-sale debt securities. In aggregate, our cash resources increased by $5.0 million from $319.4 million at December 31, 2004.  These cash resources, in addition to the funds generated from royalty revenue, are used to support our continuing clinical studies, research and development initiatives, working capital requirements and for general corporate purposes.  We may use a portion of our cash resources to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.  For example, we are currently planning to use approximately $200 million of our existing cash resources to complete the pending acquisition of AMI  (see “Recent Developments - Acquisitions”).

We expect that our existing cash resources and cash generated from operations should be sufficient to satisfy the funding of existing product development programs, contractual obligations, and other operating and capital requirements, including projected debt servicing requirements we expect will arise following the incurrence of debt to finance the pending acquisition of AMI and other potential acquisitions and in-licensing of technologies, on both a short-term and long-term basis.  The amounts of expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require us to raise additional funds through debt or equity offerings.  We anticipate continued and expanded involvement in clinical trials and the completion of these trials may take several years.

The primary objectives of our marketable securities portfolio, which is substantially comprised of investment grade commercial debt and government agency notes, are liquidity and safety of principal.  Investments are made with the objective of achieving the highest rate of return while preserving our two primary objectives. Our investment policy limits investments to certain types of instruments issued by institutions primarily with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.  Short-term investments have maturity dates to September 2006 and long-term investments have maturity dates ranging from January 2006 to June 2008.

At December 31, 2005, we retained $54.9 million (CDN $64.0 million) denominated in Canadian dollars in order to meet our anticipated Canadian operating and capital expenditures in future periods.

Cash Flows

(in thousands of U.S.$)	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003

Cash provided by (used in) operating activities	88,879	78,112	(35,074)
Cash provided by (used in) investing activities	(148,274)	(231,842)	9,383
Cash provided by financing activities	3,314	7,845	262,394
Effect of exchange rate changes on cash and cash equivalents	-	-	18,262
Net increase (decrease) in cash and cash equivalents	(56,081)	(145,885)	254,965
Cash and cash equivalents, beginning of period	118,244	264,129	9,164
Cash and cash equivalents, end of period	62,163	118,244	264,129

Cash provided by operating activities for the year ended December 31, 2005 was $88.9 million compared to $78.1 million for the year ended December 31, 2004.  For fiscal 2005, cash provided by operating activities was derived from royalties received from BSC of $183.6 million and other revenues of $16.2 million, partially offset by operating expenses of $109.4 million.  There were also net changes in non-cash working capital items of $1.5 million, primarily due to payment of accounts payable and accrued liabilities and an increase in receivables, partially offset by an increase in income taxes payable.  For the year ended December 31, 2004, cash provided by operating activities was derived from royalties received from BSC of $98.4 million and other revenues of $31.0 million, offset by operating expenses of $70.7 million.  There were also net changes in non-cash working capital items that provided cash of $19.4 million primarily due to an increase in accounts payable and accrued liabilities and collection of accounts receivable.  For the fifteen month period ended December 31, 2003, cash used in operating activities was derived from royalties received from BSC and other licensees, including deferred amounts, of $6.7 million, an upfront fee and milestone payment from Baxter of $10.0 million and other revenues of $8.2 million, offset by operating expenses of $67.5 million.  There were also net changes in non-cash working capital items that provided cash of $7.5 million primarily due to an increase in accounts receivable and payment of accounts payable and accrued liabilities.

Net cash used in investing activities for the year ended December 31, 2005 was $148.3 million compared to net cash used of $231.8 million for the year ended December 31, 2004.   In fiscal 2005, the use of cash was primarily due to net purchases of short-term and long-term investments of $80.1 million, and acquired in-process research and development and acquisitions of assets, primarily the CombinatoRx and Afmedica transactions of $51.5 million and the Edwards vascular graft business acquisition of $14.0 million.  In fiscal 2004, the use of cash was primarily due to net purchases of short-term and long-term investments of $173.2 million, license payments for medical technologies of $32.3 million (including a payment of $25.0 million to Cook upon amendment of our license agreement), acquisition of NeuColl for $11.6 million and purchases of property and equipment of $9.2 million.  Net cash provided by investing activities for the fifteen month period ended December 31, 2003 of $9.4 million was primarily due to net redemptions of short-term and long-term investments of $34.7 million, partially offset by business acquisitions of $22.1 million.

Purchases of property and equipment amounted to $4.0 million for the year ended December 31, 2005 and $9.0 million for the year ended December 31, 2004.  In fiscal 2005, additions included $1.3 million for laboratory equipment, $1.1 million for computer equipment, and $1.0 million for leasehold improvements.  In fiscal 2004, additions included $5.5 million for the purchase of the Palo Alto facility, $0.9 million for laboratory equipment, $0.8 million for computer equipment and $0.6 million for the continued expansion and development of ERP financial systems.  For the fifteen month period ended December 31, 2003, property and equipment additions of $7.7 million included additions relating to the acquisitions of BioMaterials and BioCoatings, of $2.8 million and $0.7 million, respectively.

Net cash provided by financing activities for the years ended December 31, 2005 and December 31, 2004 was primarily the result of cash received from the exercise of stock options.  Employees exercised 333,567 stock options during the year ended December 31, 2005 for cash proceeds of $3.3 million and 783,428 stock options during the year ended December 31, 2004 for cash proceeds of $8.2 million.  Net cash provided by financing activities for the fifteen month period ended December 31, 2003 was primarily due to proceeds of $238.4 million from our public offering in October 2003 and cash received from the exercise of stock options of $25.5 million.

Use of Proceeds from Public Offering

In October 2003, we received net proceeds of $238 million upon closing a public offering for 11,500,000 common shares.  Our cash position at December 31, 2005 includes cash generated from several other sources, including cash from operating activities.  To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

		Estimate of proceeds used during the period
(in thousands of U.S.$)	Estimated use of proceeds at time of public offering	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
Clinical studies	25,000	8,100	6,500	-
Research and product development	25,000	20,600	19,900	-
General corporate purposes	188,000	65,200	95,600	22,100
	238,000	93,900	122,000	22,100

In 2005 and 2004, proceeds used in clinical studies were comprised of ongoing and concluded human clinical trial expenditures and proceeds used for research and product development were comprised of discovery and pre-clinical activities and acquired in-process research and development.

During the year ended December 31, 2005, proceeds used for corporate purposes included general and administrative expenses, purchase of property and equipment, acquisition of the ePFTE Lifespan Vascular Graft Business for $14.0 million, the acquisition of Afmedica for $21.5 million, and investments in shares of CombinatoRx and CABG of $15.0 million and $5.0 million, respectively.   During the year ended December 31, 2004, proceeds used for general corporate purposes included general and administrative expenses, purchases of property and equipment, the purchase of the Orthovita shares for $25.0 million; purchases of in-licensed medical technology from MIT for $6.6 million and from Cook $25.0 million, and the acquisition of the remaining shares of NeuColl for $11.6 million, net of cash acquired.  During the fifteen month period ended December 31, 2003, proceeds of $22.1 million were used in the acquisition of BioCoatings.

As disclosed at the time of the offering, the amount of proceeds expended for any particular purpose may vary based on a number of factors including the timing, extent, cost and progress of clinical studies and the regulatory approval process, opportunities for strategic alliances and collaborations, and our other operational needs.

Contractual Obligations

At February 24, 2006, our significant contractual obligations included:

•

operating leases on office and laboratory space with various expiries through July 2019;

•

an additional payment of $1.0 million relating to the Poly-Med license agreement subject to future performance;

•

research and development funding payments relating to the Poly-Med research agreement; and

•

a purchase obligation of $3.8 million relating to land adjacent to our leased office and laboratory space.

(in thousands of U.S.$)	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Operating leases	22,514	2,142	3,495	3,391	13,486
License and research agreement obligations	5,100	2,350	2,750		-
Purchase obligation	3,838	3,838	-	-	-
Total obligations	31,452	8,330	6,245	3,391	13,486

The table above does not include any milestone payments in connection with research and development collaborations with third parties as these payments are contingent on the achievement of specific developmental, regulatory or commercial milestones.  In addition, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained.

The table above also does not reflect contingent obligations in connection with our Research and License Agreement with CombinatoRx or our acquisition of Afmedica.  We have the option to extend our research collaboration with CombinatoRx from thirty months to sixty months for additional consideration of $7 million.  We have a contingent obligation of $10 million to former Afmedica equity holders should we reach certain development and regulatory milestones with respect to any Afmedica product.

The table above also does not include any anticipated contractual obligations related to the AMI transaction or related to the potential debt obligation of approximately $600 million which would require debt servicing payments pursuant to the final loan facilities. We have not executed definitive documentation for the loan facilities and therefore do not have final terms, including the interest rates, repayment terms, or the amount incurred of term loans as compared to subordinated or other debt.  We expect to be able to service any future debt obligations with future cash generated from our combined operations.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements or relationships with any special purpose entities as of December 31, 2005, other than operating leases and purchase obligations which are disclosed above under contractual obligations.  We did not have any pre-arranged credit facilities in place as of December 31, 2005. We expect to have credit facilities in place in 2006 in conjunction with the anticipated AMI acquisition.

Risks Related to Our Business

(i)  BSC involvement with litigation

BSC is involved in several legal proceedings concerning challenges to its stent business.  As an example, on June 21, 2005, a Delaware jury held that BSC’s TAXUS Express2 paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation (“Cordis”), a subsidiary of Johnson & Johnson Inc (“JNJ”).  On July 1, 2005, the jury held that Cordis/JNJ’s Bx VELOCITY, Bx SONIC, CYPHER and PALMAZ GENESIS stents infringe BSC’s Jang patent (U.S. 5,922,021) and that Cordis/JNJ’s CYPHER stent infringed BSC’s Ding patent (U.S. 6,120,536).  Cordis is not seeking injunctive relief against the TAXUS Express stent.  Although the Palmaz Schatz patent expires at the end of this year, the Gray patent does not expire until 2016.  Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched.  If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent.  As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced.  Thus, our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express2 stent and launch and sell the TAXUS Liberté stent in the U.S.   As another example, BSC was recently involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express paclitaxel-eluting and Express bare metal stents.  A settlement in this matter was announced on September 21, 2005.  More recently, on November 8, 2005, BSC filed a civil action in Delaware asserting infringement of BSC’s Jang patent by Conor MedSystems, Inc.  We expect that our licensee may be involved in other material legal proceedings in the future relating to the paclitaxel-eluting stent.

(ii) Patent oppositions

As part of our patent strategy, we have filed a variety of patent applications internationally, including in Europe and Japan.  Pursuant to the review of patents in those countries, an opposition can be filed by a third-party after the granting of a patent.  Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690).  The oppositions against European Patent Nos. EP7011158, EP0809515 and EP1155690 are at an early stage.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier.  None of the original parties to the proceedings has filed an Appeal of this decision.  Two non-parties to the Opposition (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd.) have submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal, however the European Patent Office has not indicated that they will consider the merits of those documents.  An opposition has also been filed by a third party against one of our Japanese patents that relates to stents (No. 3423317).  We filed a response to the opposition on December 5, 2005.  The ultimate outcomes of the Japanese and European oppositions, including possible appeals, are uncertain at this time.

(iii) Angiotech and BSC involvement with litigation

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide.  Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others.  Should it become necessary to protect those rights, we will pursue all cost-efficient strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.  For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement.  On February 18, 2005, a claim was filed by Conor Medsystems in a court in the United Kingdom alleging that one of our U.K. stent patents is invalid and seeking to have that patent revoked.  Trial on this issue was held in the United Kingdom in October 2005 and in December 2005 and a judgment was issued on February 24, 2006, finding the U.K. patent to be invalid.  An appeal of that decision is planned.  On March 31, 2005, a claim was filed by Conor MedSystems in a court in Australia, alleging invalidity of three of our Australian patents.  On April 4, 2005, we along with BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  In November 2005, Conor MedSystems Inc. commenced a legal action in the Netherlands against us, asserting that the NL patent which corresponds to EP0706376 patent is invalid and should be revoked.  The outcomes of these legal proceedings are uncertain at this time.  In December 2005, we together with BSC commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction.  A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. We are not precluded from initiating a legal action according to regular Dutch proceedings. In 2005, we incurred approximately $11.5 million in litigation expenses and $3.6 million related to a European patent opposition proceeding.  We expect to continue to incur litigation expenses in 2006 as we intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology.  Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

(iv) Economic dependence

Without giving effect to our pending acquisition of AMI, we are dependent upon BSC with respect to our future revenues and the commercial success of our lead product, the paclitaxel-eluting coronary stent system.  We also anticipate that substantially all of our revenue for the next several years will be derived from and dependent upon BSC.  We do not have control over the sales and marketing effort, product pricing, production, volumes, distribution or the regulatory environment related to BSC's paclitaxel-eluting coronary stent program.  Our involvement is limited to the terms of the 1997 License Agreement, which provides for the receipt of royalty revenue based on the net sales of BSC and specifies the applicable royalty rates.  During the year ended December 31, 2005, revenue from BSC represented approximately 90% of our total revenue.

(v) Profitability

Although we were profitable in fiscal 2004, we have a history of net losses and may not achieve consistent profitability.  Our ability to achieve and maintain consistent profitability will depend on, among other things, the successful commercialization of our technology.  While we believe that our available cash, working capital and cash generated from operations should be sufficient to meet our operating and capital needs for the short-term and long-term periods, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, to finance future acquisitions and in-licensing of technologies.  In such an event, we may seek additional debt or equity funding through public or private financings, arrangements with corporate partners, and from other sources.

(vi) Successful commercialization of our technology

Our success depends on the successful commercialization of our products.  Our risks in successful commercialization include the results of future clinical trials, significant or unforeseen difficulties in manufacturing the medical devices and surgical implants that use our technology and the level of market acceptance or the occurrence of any unanticipated side effects in patients.  Our development programs and products subject us to the risk of product liability claims for which we may not be able to obtain adequate insurance coverage.

(vii) Dependence on strategic collaborations

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of several of our products.  Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a variety of reasons including failure of delays in funding, research, development and commercialization activities, the pursuit or development of alternative technologies, litigation or other legal action and the failure to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.

(viii) Interest rate risk

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities.  At December 31, 2005, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to June 2008, selected based on the expected timing of future expenditures for continuing operations.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relatively short-term nature of the investments.

(ix) Foreign exchange risk

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses.  Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate as a result of increasing U.S. dollar denominated revenues and expenditures.  This change resulted in a lower exposure to fluctuations in the U.S. dollar and a reduction in foreign exchange gains or losses recorded in our financial statements.  At December 31, 2005, we retained approximately $54.9 million (CDN $64.0 million) denominated in Canadian currency in order to meet our anticipated Canadian company operating and capital expenditures in future periods.

(x) Compulsory Licensing and/or Generic Competition may affect our business in certain countries

In a number of countries governmental authorities and other groups have suggested that companies which manufacture medical products (i.e., pharmaceuticals and medical devices) should make products available at a low cost.  In some cases, governmental authorities have held that where a pharmaceutical or medical device company does not do so, their patents might not be enforceable to prevent generic competition.  Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s).  In all of these situations, the results of our operations in these countries could be adversely affected.

(xi) Acquisitions

Acquisition of companies or technologies may result in disruptions to our business.  As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  On January 31, 2005 we signed a definitive acquisition agreement to acquire the operations of AMI.  The acquisition of AMI may result in disruptions to our business, and there is no assurance we will be able to complete the acquisition of AMI, that we will successfully integrate our operations or that we will introduce any new AMI products that incorporate our technologies.

(xii) Competition

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include Johnson & Johnson, Guidant Corporation, Genzyme Corporation, Baxter Healthcare Corporation, Abbott Laboratories, Boston Scientific Corporation, Medtronic, Inc., Wyeth, Inc., and Novartis AG., among others. Other companies may:

•

develop and patent products earlier than us;

•

obtain regulatory approvals for such products more rapidly;

•

obtain patent protection for such products earlier than us; or

•

develop more effective or less expensive products.

While we will seek to expand our technological capabilities in order to remain competitive, there is a risk that:

•

research and development by others will render our technology or product candidates obsolete or non-competitive;

•

treatments or cures developed by others will be superior to any therapy developed by us; and

•

any therapy developed by us will not be preferred to any existing or newly developed technologies.

(xiii) Regulatory approval

The development, manufacture and sale of medical devices and human therapeutic products in Canada, the United States and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

•

approval of manufacturing facilities and practices;

•

adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

•

review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

•

control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

Outstanding Share Data

As of December 31, 2005, there were 84,291,517 common shares issued and outstanding for a total of $463.6 million in share capital.  At December 31, 2005, we had 8,832,193 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 7,077,912 were exercisable) at a weighted average exercise price of CDN$16.77.  We also had 202,729 U.S. dollar stock options outstanding in this plan at December 31, 2005, (of which 44,552 were exercisable) at a weighted average exercise price of U.S. $17.61. As of December 31, 2005, there were 70,526 stock options outstanding in the BioMaterials stock option plans (of which 70,526 were exercisable) at a weighted average exercise price of U.S. $10.62.

As of February 10, 2006, there were 84,631,512 common shares issued and outstanding for a total of $466.6 million in share capital and there were 8,450,518 CDN dollar stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 6,842,213 were exercisable) at a weighted average exercise price of CDN$16.91.  There were also 201,750 U.S. dollar stock options outstanding in this plan at February 10, 2006, (of which 52,740 were exercisable) at a weighted average exercise price of U.S. $17.60.  As of February 10, 2006, there were 4,742 stock options outstanding in the BioMaterials stock option plans (of which 4,742 were exercisable) at a weighted average exercise price of U.S. $14.53.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

December 31, 2005 and 2004

(audited)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP conduct an independent examination, in accordance with the standards of the Public Company Accounting Oversight Board (United States), and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Dr. William L. Hunter	/s/ K. Thomas Bailey
Dr. William L. Hunter	K. Thomas Bailey
President and CEO	CFO

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.  Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this evaluation, management concluded that, as of December 31, 2005, the Company maintained effective internal control over financial reporting.

Management's assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements.  A copy of Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting is included herein.

/s/ Dr. William L. Hunter	/s/ K. Thomas Bailey
Dr. William L. Hunter	K. Thomas Bailey
President and CEO	CFO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Angiotech Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004 and fifteen months ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Angiotech Pharmaceuticals, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and fifteen months ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Angiotech Pharmaceuticals, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 10, 2006, except as to note 17 b (iii), as to which the date is February 24, 2006	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Angiotech Pharmaceuticals, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Angiotech Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Angiotech Pharmaceuticals, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Angiotech Pharmaceuticals, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, Angiotech Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004 and fifteen months ended December 31, 2003 and our report dated February 10, 2006 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 10, 2006	Chartered Accountants

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2005	2004
	$	$
ASSETS
Current
Cash and cash equivalents [note 7]	62,163	118,244
Short-term investments [note 10]	133,279	153,240
Accounts receivable	3,377	2,467
Inventories [note 8]	786	1,455
Assets held for sale [note 9]	5,508	-
Deferred income taxes [note 16]	1,703	15,490
Other current assets	2,056	1,773
Total current assets	208,872	292,669
Long-term investments [note 10]	170,578	71,711
Property and equipment [note 11]	11,042	15,677
Intangible assets [note 12]	45,447	65,246
Goodwill	46,071	33,346
Deferred income taxes [note 16]	11,350	-
Other assets	1,334	428
	494,694	479,077
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 13]	19,187	21,332
Income taxes payable [note 16]	6,738	3,037
Deferred revenue – current portion	1,630	-
Total current liabilities	27,555	24,369
Deferred revenue	1,632	2,000
Deferred leasehold inducement [note 14]	2,827	2,860
Deferred income taxes [note 16]	-	8,022
	4,459	12,882
Commitments and contingencies [note 17]
Stockholders’ equity
Share capital [note 15]
Authorized:
200,000,000 Common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
December 31, 2005 – 84,291,517
December 31, 2004 – 83,957,950	463,639	451,532
Additional paid in capital	21,929	14,335
Accumulated deficit	(45,607)	(44,420)
Accumulated other comprehensive income	22,719	20,379
Total stockholders’ equity	462,680	441,826
	494,694	479,077

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard	/s/ Arthur Willms
Director	Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
			(Note 2)
REVENUE
Royalty revenue	189,203	100,638	4,297
Product sales	5,334	8,281	7,859
License fees	5,111	17,312	8,069
	199,648	126,231	20,225
EXPENSES
License and royalty fees	28,345	18,072	1,850
Cost of goods sold – product sales	5,653	5,632	4,660
Research and development	31,988	26,659	15,126
Selling, general and administration	37,837	21,180	18,519
Depreciation and amortization	9,540	9,235	8,751
In-process research and development	54,957	6,375	6,639
	168,320	87,153	55,545
Operating income (loss)	31,328	39,078	(35,320)
Other income (expenses):
Foreign exchange gain (loss)	1,092	2,050	(20,208)
Investment and other income	10,006	5,668	2,590
Write-down of investment	(5,967)	-	-
Total other income (expenses)	5,131	7,718	(17,618)
Income (loss) from continuing operations before income taxes	36,459	46,796	(52,938)
Income tax expense (recovery) [note 16]	28,055	(6,183)	-
Net income (loss) from continuing operations	8,404	52,979	(52,938)
Discontinued operations [note 4]:
Income (loss) from discontinued operations, net of income taxes	(9,591)	(527)	52
Net income (loss)	(1,187)	52,452	(52,886)

Basic net income (loss) per common share [note 19]:
Continuing operations	0.10	0.63	(0.75)
Discontinued operations	(0.11)	-	-
Total	(0.01)	0.63	(0.75)
Diluted net income (loss) per common share [note 19]:
Continuing operations	0.10	0.62	(0.75)
Discontinued operations	(0.11)	(0.01)	-
Total	(0.01)	0.61	(0.75)

Basic weighted average number of common shares outstanding (in thousands)	84,121	83,678	70,580
Diluted weighted average number of common shares outstanding (in thousands)	85,724	85,697	70,580

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(All amounts expressed in thousands of U.S. dollars, except share data)

	Common	Shares	Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive income	Comprehensive income (loss)	Total Stockholders’ Equity
	Shares	Amount
	#	$	$	$	$	$	$
Balance at September 30, 2002	62,927,468	135,691	2,186	(43,986)	(7,264)		86,627
Issuance of common shares, net of issue costs of $14.0 million	11,500,000	238,050					238,050
Exercise of stock options for cash	3,935,798	25,508					25,508
Acquisition of BioMaterials	4,811,256	44,062	3,245				47,307
Stock-based compensation			3,094				3,094
Translation adjustment from application of U.S. dollar reporting					29,364	29,364	29,364
Unrealized gain on available-for-sale securities					374	374	374
Reclassification of unrealized gain on available-for-sale securities					(67)	(67)	(67)
Net loss for the period				(52,886)		(52,886)	(52,886)
Comprehensive loss for the period						(23,215)

Balance at December 31, 2003	83,174,522	443,311	8,525	(96,872)	22,407		377,371
Exercise of stock options for cash	783,428	8,221					8,221
Stock-based compensation			5,810				5,810
Translation adjustment from application of U.S. dollar reporting					(19)	(19)	(19)
Unrealized loss on available-for-sale securities					(1,635)	(1,635)	(1,635)
Reclassification of unrealized gain on available-for-sale securities					(374)	(374)	(374)
Net income for the period				52,452		52,452	52,452
Comprehensive income for the period						50,424

Balance at December 31, 2004	83,957,950	451,532	14,335	(44,420)	20,379		441,826
Exercise of stock options for cash	333,567	3,314					3,314
Stock-based compensation			6,072				6,072
Income tax benefit related to share issuance costs		8,793					8,793
Income tax benefit related to stock options			1,522				1,522
Net unrealized gain on available-for-sale securities					2,237	2,237	2,237
Reclassification of net unrealized loss on available-for-sale securities					103	103	103
Net loss for the period				(1,187)		(1,187)	(1,187)
Comprehensive income for the period						1,153

Balance at December 31, 2005	84,291,517	463,639	21,929	(45,607)	22,719		462,680

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
OPERATING ACTIVITIES			(Note 2)
Net income (loss)	(1,187)	52,452	(52,886)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,999	10,673	9,813
Unrealized foreign exchange (gain) loss	(288)	(2,648)	1,214
Loss on sale of subsidiary	1,300	-	-
Write-down of investment	5,967	-	-
Write-down of inventory	817	-	-
Impairment of intangible assets	7,793	-	-
Deferred income taxes	5,895	(8,680)	-
Equity income	-	(332)	(178)
License fees	(3,848)	-	-
Stock-based compensation expense [note 15(c)]	6,072	5,810	3,094
Other	180	(767)	406
In-process research and development	54,957	6,375	6,639
Deferred revenue	737	(4,206)	4,285
Net change in non-cash working capital items relating to operations [note 20]	(1,515)	19,435	(7,461)
Cash provided by (used in) operating activities	88,879	78,112	(35,074)
INVESTING ACTIVITIES
Purchase of short-term investments	(314,576)	(280,122)	(186,983)
Proceeds from short-term investments	334,345	163,580	237,723
Purchase of long-term investments	(129,465)	(76,082)	(16,047)
Proceeds from long-term investments	29,625	19,395	-
Purchase of property and equipment	(3,996)	(9,169)	(4,095)
Proceeds on disposal of property and equipment	94	-	5
Proceeds on sale of subsidiary, net of cash disposed	2,257	-	-
Acquisition of businesses, net of cash acquired [note 5]	(14,000)	(11,616)	(22,075)
Licensed medical technologies	-	(32,260)	(1,483)
In-process research and development	(51,548)	(6,375)	-
Restricted cash	-	-	1,801
Other assets	(1,010)	-	86
Leasehold inducements received	-	807	451
Cash provided by (used in) investing activities	(148,274)	(231,842)	9,383
FINANCING ACTIVITIES
Repayments of capital lease obligation	-	-	(1,542)
Issuance of common shares – net of issue costs	-	(375)	238,428
Proceeds from stock options exercised	3,314	8,220	25,508
Cash provided by financing activities	3,314	7,845	262,394
Effect of exchange rate changes on cash and cash equivalents	-	-	18,262
Net (decrease) increase in cash and cash equivalents	(56,081)	(145,885)	254,965
Cash and cash equivalents, beginning of period	118,244	264,129	9,164
Cash and cash equivalents, end of period	62,163	118,244	264,129

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts expressed in thousands of U.S. dollars, except share and per share data)

Angiotech Pharmaceuticals, Inc. (the “Company”), is incorporated under the Business Corporations Act (British Columbia). The Company is a specialty pharmaceutical company focused on the development of technologies that improve the performance of medical devices and the outcomes of surgical procedures.

1.   BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  All amounts herein are expressed in U.S. dollars unless otherwise noted.  These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 21.

In September 2003, the Company announced its intention to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the fifteen month period ended December 31, 2003.

2.   FUNCTIONAL AND REPORTING CURRENCY CHANGE

Effective January 1, 2004, the Company changed its functional and reporting currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which it operates as a result of increasing U.S. dollar denominated revenues and expenditures.  The consolidated financial statements of the Company for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows: assets and liabilities using the rate of exchange prevailing at the balance sheet date; stockholders’ equity using the applicable historic rate; and revenue and expenses using a monthly average rate of exchange.  Translation adjustments have been included as part of the cumulative foreign currency translation adjustment which has been reported as other comprehensive income.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of income for the period.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany transactions and balances have been eliminated on consolidation.

(b) Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting periods presented.  Actual results could differ from these estimates.

(c) Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting.  Under this method, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the monthly exchange rate.  Foreign exchange gains and losses are included in the determination of income for the period.

(d) Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost plus accrued interest.

(e) Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses, net of tax, reflected in other comprehensive income (loss).

Long-term investments where the Company exercises significant influence are accounted for using the equity method and long-term investments for which fair value is not readily determinable are recorded at cost. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of income for the period.

(f) Inventories

Raw materials are recorded at the lower of cost, determined on a specific item basis, and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

(g) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation.  Depreciation is provided using the straight-line method over the following terms:

Computer equipment	3 - 5 years
Research equipment	5 years
Manufacturing equipment	3 - 7 years
Office furniture and equipment	3 - 5 years
Leasehold improvements	Term of the lease
Building	25 years

(h) Goodwill and intangible assets

Goodwill and indefinite life intangible assets are not amortized but are tested for impairment at least annually. Intangible assets with finite lives are amortized based on their estimated useful lives.

Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

In-licensed technologies	5 - 10 years
Acquired technologies	2 - 10 years
Distribution relationships	10 years
Other	2 - 10 years

(i) Impairment of long-lived assets

Goodwill and indefinite life intangible assets acquired in a business combination are tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist.  When the carrying value of a reporting unit’s goodwill or indefinite life intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company reviews the carrying value of intangible assets with finite lives, property and equipment and other long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  If estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

(j) Revenue recognition

(i) Royalty revenue

Royalty revenue is recognized when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.  The Company records royalty revenue from Boston Scientific Corporation (“BSC”) on a cash basis due to its inability to obtain sufficient information to accurately estimate the BSC royalty.

(ii) Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns.  These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.

(iii) License fees

License fees are comprised of initial fees and milestone payments derived from collaborative and other licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and non-refundable milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.

(k) Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  Investment tax credits for qualified research and development expenditures are recognized as a reduction of tax expense in the period in which the Company becomes entitled to the tax credits.  Investment tax credits for qualified stock-based compensation are credited directly to equity.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(l) Research and development costs

Research and development expenses are comprised of costs incurred in performing research and development activities including salaries and benefits, clinical trial and related clinical manufacturing costs, contract research costs, patent procurement costs, materials and supplies, and other operating and occupancy costs.  Research and development costs, including upfront fees, milestones paid to collaborators and in-process research and development, are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed in the year incurred.

(m) Net income per common share

Net income per common share is calculated using the weighted average number of common shares outstanding during the period, excluding contingently issuable shares, if any. Diluted net income per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options.

(n) Stock-based compensation

The Company grants stock options to employees, officers, directors, and persons providing management or consulting services to the Company pursuant to a stock option plan described in note 15(b). Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 148 (SFAS 148), "Accounting for Stock-Based Compensation – Transition and Disclosure", an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock-Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The standard permits the prospective recognition of stock-based compensation expense using a fair value based method for all employee stock-based compensation transactions occurring subsequent to October 1, 2002.

For awards granted, modified or settled prior to October 1, 2002, the Company discloses the pro forma effects to the net income for the period and net income per common share for the period as if the fair value method had been used at the date of grant.  The pro forma information is presented in note 15(d).

(o) Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

(p) Recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure or the prospective recognition adopted by the Company in fiscal 2003.  The Company is required to adopt SFAS 123(R) on January 1, 2006.  Accordingly, from this date, compensation expense will be recognized for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to October 1, 2002 that are currently disclosed on a pro-forma basis.  The adoption of SFAS 123(R) will not have a material effect on the Company’s consolidated financial statements.

4.   DISCONTINUED OPERATIONS

On December 30, 2005, the Company completed the sale of 100% of the outstanding shares of its Dutch subsidiary, MCTec Holding BV, including its operating subsidiary MCTec BV, for cash consideration of $3,000,000.  The results of operations from the Dutch subsidiaries for the current and prior periods, including the loss on disposal of $1,300,000, have been reported as discontinued operations in the Company’s Consolidated Statement of Income.

In addition, in the fourth quarter of 2005, the Company decided to close down the offices of its subsidiary, NeuColl, Inc., and to terminate its distribution agreements.  As a result of this decision, management reviewed the carrying value of the NeuColl distribution related assets and recorded an impairment charge of $9,122,000 for the year ended December 31, 2005.  The results of operations from the NeuColl subsidiary for the current and prior periods, including the impairment charge of $9,122,000, have been reported as discontinued operations in the Company’s Consolidated Statement of Income.

The operating results of discontinued operations are summarized as follows:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$

Revenues	5,275	4,549	224

Operating loss	(1,646)	(1,209)	(27)

Other income (expenses)	(99)	88	79

Loss on disposal of subsidiary	(1,300)	-	-

Impairment charge	(9,122)	-	-

Loss before income taxes	(12,167)	(1,121)	52
Income tax recovery	(2,576)	(594)	-
Net income (loss) from discontinued operations	(9,591)	(527)	52

The following assets and liabilities relating to discontinued operations are included in the Company’s Consolidated Balance Sheets:

	December 31, 2005	December 31, 2004
	$	$

Current assets	868	4,249
Non-current assets	251	13,877
Current liabilities	984	1,801
Non-current liabilities	-	2,706

5.    BUSINESS ACQUISITIONS

(a) ePFTE Lifespan® Vascular Graft Business (“Vascular Graft Business”)

On November 30, 2005, the Company completed the acquisition of the ePFTE Lifespan® Vascular Graft Business from Edwards Lifesciences Corporation (“Edwards”) for cash consideration of $14 million.  The Company acquired an exclusive license, a leasehold facility located in Laguna Hills, California and all of the assets and employees necessary to manufacture, develop, use, sell and distribute ePFTE Lifespan® Vascular Graft products.  The product offering includes vascular grafts of various sizes (6-10mm) and lengths.  The primary purpose of the acquisition was to obtain the Vascular Graft Business to enhance the financial potential of the Company’s Vascular Wrap™ paclitaxel-eluting mesh product development program.  The acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of the Vascular Graft Business have been included in the consolidated financial statements of the Company from November 30, 2005.

Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

$
Inventory	398
Property and equipment	377
Identifiable intangible assets	500
Goodwill	12,725
14,000
Consideration:
Cash	14,000
14,000

(b) Afmedica, Inc.

On October 7, 2005, the Company completed the acquisition of 100% of the fully diluted equity of Afmedica, Inc. (“Afmedica”) for cash consideration of $21.5 million.  Afmedica is a private company developing perivascular technology using the drug rapamycin to treat peripheral vascular disease, coronary artery disease and end stage renal disease.  The primary purpose of the acquisition was to obtain the intellectual property related to use of  the drug rapamycin in certain perivascular applications.

As Afmedica was a development stage company that did not meet the definition of a business under U.S. GAAP, the transaction was accounted for as an asset acquisition, and not as a business combination.  The entire purchase price of $23.4 million, inclusive of transactions costs, was allocated to in-process research and development and was written-off at the time of acquisition as required by U.S. GAAP, as the perivascular technology, the only asset acquired, was at an early stage of development and had no alternative future use.  The revenue and expenses of Afmedica have been included in the consolidated financial statements of the Company from October 7, 2005.

(c) NeuColl, Inc.

On August 6, 2004, the Company completed the step acquisition of NeuColl, Inc. (“NeuColl”), a privately held U.S. based company, for cash consideration.  Located in Los Gatos, California, NeuColl was engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications.  NeuColl was acquired primarily for the intellectual property related to its collagen-based products.  On January 31, 2003, through the acquisition of Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.) (“BioMaterials”), the Company acquired a 38.6% equity interest in NeuColl, a $200,000 convertible debenture and 3,000,000 warrants to purchase common shares of NeuColl at $0.50 per share that were due to expire on February 1, 2006.  In July 2003, BioMaterials exercised 1,000,000 of the warrants at a cost of $500,000, increasing the Company’s equity interest to 46.6%.  Book values of the Company’s equity interest at the time of each initial investment approximated fair market value.  In the final step, the Company acquired all of the remaining outstanding common and preferred shares of NeuColl for cash consideration of $13.5 million.

The acquisition was accounted for as a step acquisition using the purchase method of accounting.  The Company recognized its equity interest in the results of NeuColl for the period January 31, 2003, the date it acquired significant influence, to August 6, 2004, the date of acquisition of control.  The assets, liabilities, revenue and expenses of NeuColl have been included in the consolidated financial statements of the Company from August 6, 2004.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

$
Cash	1,485
Other current assets	1,365
Property and equipment	207
Other non-current assets	15
Identifiable intangible assets	10,241
Goodwill	4,405
Current liabilities	(587)
Deferred income tax liability	(2,443)
14,688
Consideration:
Initial investments, including accumulated equity income	1,224
Cash paid to stockholders	12,895
Liabilities assumed	404
Acquisition costs	165
14,688

At the acquisition date, NeuColl had distribution relationships with identifiable benefits.  The distribution relationships were valued using a discounted cash flow approach using a discount rate of 17% to 18%, resulting in an allocated fair value of $8.7 million at the date of acquisition, which are being amortized over 10 years.  The Company also allocated $1.5 million to other identifiable intangible assets which are being amortized over varying terms of 2 to 10 years.

In the fourth quarter of 2005, the Company decided to close down the offices of NeuColl, Inc. and to terminate its distribution agreements.  See note 4.

(d) Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)

On January 31, 2003, the Company acquired 100% of the common shares of Cohesion Technologies, Inc., a U.S. based Company.  Cohesion subsequently changed its name to Angiotech BioMaterials Corp. (“BioMaterials”) effective December 20, 2004 and was dissolved into its parent company, Angiotech Pharmaceutcials (US), Inc. on November 4, 2005. Located in Palo Alto, California, BioMaterials was focused on developing and commercializing proprietary biosurgical products including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  BioMaterials was acquired primarily for patent portfolio in the fields of collagen compositions and hydrophilic polymers and its commercial product portfolio. The acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of BioMaterials have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition as follows:

$
Cash and cash equivalents	2,464
Restricted cash	1,802
Other current assets	2,706
Property and equipment	2,824
Other non-current assets	289
Identifiable intangible assets	19,450
In-process research and development	3,430
Goodwill	21,316
Current liabilities	(5,219)
Other non-current liabilities	(1,112)
47,950
Consideration:
Common shares (4,811,256 common shares reflecting stock splits)	44,062
Cash consideration on fractional shares	15
Fair value of vested stock options (additional paid in capital)	3,245
Acquisition costs	628
47,950

The amounts presented above represent historical balances in U.S. dollars at the acquisition date.   As  a result of the change in the Company’s functional currency from the Canadian dollar to the U.S. dollar (see note 2), certain historic balances have been adjusted on translation and accordingly, since January 1, 2004, the balances for intangible assets, in-process research and development and goodwill have been reported using adjusted U.S. dollar values.

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $9.16, reflecting each of the stock splits on March 3, 2003 and February 4, 2004.  The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions: dividend yield of 0%; risk free interest rate of 5.02%; volatility factor of the expected market price of the Company's common stock of 50.1%; and a weighted average expected life of the options of 2 years.

At the acquisition date, BioMaterials had several developed products that provided a stream of identifiable benefits and core patented technology that was expected to leverage functionality from previously developed products and technologies. The acquired technologies were valued using a discounted cash flow approach using discount rates of 11% to 16.5%, resulting in an allocated fair value of $19.5 million at the date of acquisition, and are being amortized over varying terms of 4 to 7 years.

In addition, the Company acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $3.4 million at the date of acquisition.  The in-process research and development acquired was written off as of the acquisition date.

(e)  Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)

On December 4, 2003, the Company acquired 100% of the common shares of STS Biopolymers, Inc. (“STS”), a U.S. based Company, for cash consideration.  STS subsequently changed its name to Angiotech BioCoatings Corp. (“BioCoatings”) effective October 22, 2004.  Located in Henrietta, New York, BioCoatings specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices.  BioCoatings also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners. The BioCoatings coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires. The acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of BioCoatings have been included in the consolidated financial statements of the Company from December 4, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

$
Cash and cash equivalents	146
Other current assets	1,465
Property and equipment	745
Other non-current assets	14
Identifiable intangible assets	14,600
In-process research and development	3,100
Goodwill	9,257
Current liabilities	(1,379)
Deferred income tax liability	(3,568)
24,380
Consideration:
Cash paid to shareholders	19,934
Cash paid to debtholders	2,813
Liabilities assumed	430
Acquisition costs	1,203
24,380

The amounts presented above represent historical balances in U.S. dollars at the acquisition date.   As  a result of the change in the Company’s functional currency from the Canadian dollar to the U.S. dollar (see note 2), certain historic balances have been adjusted on translation and accordingly, since January 1, 2004, the balances for intangible assets, in-process research and development and goodwill have been reported using adjusted U.S. dollar values.

At the acquisition date, BioCoatings had several developed products that provided a stream of identifiable benefits and core patented technology that was expected to leverage functionality from previously developed products and technologies.  The acquired technologies were valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $13.4 million at the date of acquisition, and are being amortized over a period of 10 years. The Company also allocated $1.2 million to customer relationships as an identifiable intangible asset which is being amortized over a period of 5 years.

In addition, the Company acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $3.1 million at the date of acquisition.  The in-process research and development acquired has been written off as of the acquisition date.

6.   FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company’s financial instruments, including cash equivalents, accounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.  See note 10 for the fair value of short-term and long-term investments.

Financial risk includes interest rate risk, exchange rate risk and credit risk.  Interest rate risk arises due to the Company’s investments bearing fixed interest rates.  Foreign exchange risk arises as a portion of the Company’s investments which finance operations and a portion of the Company’s expenses are denominated in Canadian dollars.  Credit risk arises as the Company provides credit to its customers in the normal course of business.  The Company carries out credit evaluations of its customers on a continuing basis.

7.   CASH EQUIVALENTS

At December 31, 2005, cash and cash equivalents includes $16,570,000 (CDN$19,319,000) denominated in Canadian dollars [December 31, 2004 - $19,289,000 (CDN$23,216,000)].

8.   INVENTORIES

	December 31, 2005 $	December 31, 2004 $
Raw materials	165	941
Work in process	617	100
Finished goods	4	414
	786	1,455

9.   ASSETS HELD FOR SALE

	December 31, 2005 $	December 31, 2004 $
Computer, research and office equipment	151	-
Building	2,857	-
Land	2,500	-
	5,508	-

Assets held for sale represent land, buildings and equipment located at the Company’s research and development facility in Palo Alto, California.  In December 2005, the Company completed the process of consolidating its research and development activities resulting in the closure of the Palo Alto facility.  There were no losses recorded on assets held for sale during the year ended December 31, 2005 as the estimated fair value less costs to sell the assets was greater than the carrying amount as of December 31, 2005.  The net assets held for sale have been listed for sale and it is the Company's intention to complete the sale during the first quarter ended March 31, 2006.

10.  SHORT AND LONG-TERM INVESTMENTS

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
	$	$	$	$
December 31, 2005
Available-for-sale equity securities	38,997	4,344	(2,962)	40,379
Available-for-sale debt securities	262,944	-	(677)	262,267
Investments recorded at cost	1,211	-	-	1,211
	303,152	4,344	(3,639)	303,857

		Gross	Gross	Approximate
		unrealized	unrealized	market and
	Cost	gains	losses	carrying value
	$	$	$	$
December 31, 2004
Available-for-sale equity securities	25,007	-	(1,200)	23,807
Available-for-sale debt securities	201,579	2	(437)	201,144
	226,586	2	(1,637)	224,951

Available-for-sale securities

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 3.9% [December 31, 2004 - 2.1%] and maturities to September 2006 [December 31, 2004 – maturities to October 2005]. Included in short-term investments at December 31, 2005 are investments of $38,299,000 (CDN$44,653,000) denominated in Canadian dollars [December 31, 2004 - $25,454,000 (CDN$30,637,000)].

Long-term investments include government agency notes and corporate bonds with an average yield to maturity of 3.6% [December 31, 2004 - 2.4%] and maturities extending to June 2008 [December 31, 2004 – extending to April 2007].  Long-term investments also include investments in biotechnology companies with which the Company has collaborative agreements.

The cost and approximate market value of available-for-sale debt securities by contractual maturity, as at December 31, 2005 and 2004 are as follows:

	Cost $	Approximate market and carrying value $
December 31, 2005
Less than one year	133,342	133,279
Due after one year through three years	129,602	128,988
	262,944	262,267

	Cost $	Approximate market and carrying value $
December 31, 2004
Less than one year	153,269	153,240
Due after one year through three years	48,310	47,904
	201,579	201,144

11.   PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	depreciation	value
	$	$	$
December 31, 2005
Computer equipment	5,292	3,115	2,177
Research equipment	4,360	2,091	2,269
Manufacturing equipment	606	114	492
Office furniture and equipment	2,002	915	1,087
Leasehold improvements	6,755	1,738	5,017
	19,015	7,973	11,042

		Accumulated	Net book
	Cost	depreciation	value
	$	$	$
December 31, 2004
Computer equipment	4,478	2,387	2,091
Research equipment	3,489	1,775	1,714
Manufacturing equipment	1,722	796	926
Office furniture and equipment	1,644	699	945
Leasehold improvements	7,088	2,566	4,522
Building	3,039	60	2,979
Land	2,500	-	2,500
	23,960	8,283	15,677

Depreciation expense for the year ended December 31, 2005 amounted to $3,016,000 (year ended December 31, 2004 - $3,211,000; fifteen month period ended December 31, 2003 - $3,055,000).

12.  INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
	$	$	$
December 31, 2005
In-licensed technologies	34,826	4,917	29,909
Acquired technologies	29,295	14,973	14,322
Other	1,895	679	1,216
	66,016	20,569	45,447

		Accumulated	Net book
	Cost	amortization	Value
	$	$	$
December 31, 2004
In-licensed technologies	34,326	1,427	32,899
Acquired technologies	33,907	12,197	21,710
Distribution relationships	8,699	363	8,336
Other	2,759	458	2,301
	79,691	14,445	65,246

Amortization expense for the year ended December 31, 2005 amounted to $6,983,000 (year ended December 31, 2004 - $6,310,000; fifteen month period ended December 31, 2003 - $6,750,000).

The following table summarizes the estimated amortization expense for each of the five succeeding fiscal years for intangible assets held as of December 31, 2005:

$
2006	7,215
2007	6,419
2008	6,419
2009	6,045
2010	4,345

13.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2005 $	December 31, 2004 $
Trade accounts payable	2,572	2,149
Accrued license and royalty fees	6,398	14,455
Employee-related accruals	2,718	2,618
Accrued professional fees	5,950	1,342
Other accrued liabilities	1,549	768
	19,187	21,332

14.   DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and is being amortized to reduce rental expense on a straight line basis over the term of the lease from October 2002 to July 2019.

15.   SHARE CAPITAL

In each of March 2003 and February 2004, the stockholders of the Company authorized a two for one stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to each of the stock splits.

a)

Authorized

200,000,000 Common shares without par value

50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required.  None of these shares are currently issued and outstanding.

b)

Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the stockholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plans. The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plans, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions. Options vest over varying terms from 2 to 4 years.

A summary of CDN$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN$)
Outstanding at September 30, 2002	9,890,372	12.70
Granted	1,656,256	14.92
Exercised	(3,088,136)	8.10
Forfeited	(622,328)	18.64
Outstanding at December 31, 2003	7,836,164	14.52
Granted	1,589,394	31.38
Exercised	(622,200)	13.68
Forfeited	(449,542)	29.59
Outstanding at December 31, 2004	8,353,816	16.97
Granted	1,062,759	17.38
Exercised	(248,137)	11.79
Forfeited	(336,245)	28.61
Outstanding at December 31, 2005	8,832,193	16.77

These options expire at various dates from February 5, 2006 to December 17, 2012.

A summary of U.S.$ stock option transactions is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)
Outstanding at December 31, 2004	-	-
Granted	203,500	17.61
Forfeited	(771)	18.00
Outstanding at December 31, 2005	202,729	17.61

These options expire at various dates from January 26, 2010 to January 31, 2010.

Angiotech BioMaterials, Corp.

On January 31, 2003, upon the acquisition of BioMaterials, the Company assumed a total of 1,101,488 stock options outstanding under BioMaterials' stock option plans including the 1998 Stock Option Plan.  Under the 1998 Stock Option Plan, options may be granted to the Company's employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed 10 years.  Options granted are also subject to certain vesting provisions.  Each remaining BioMaterials stock option is converted into one Angiotech common share upon exercise.

A summary of the BioMaterials stock option transactions for the period from January 31, 2003 to December 31, 2005 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in U.S.$)
Outstanding at January 31, 2003	1,101,488	9.55
Granted	153,744	10.28
Exercised	(847,662)	8.39
Forfeited	(74,450)	17.17
Outstanding at December 31, 2003	333,120	11.14
Exercised	(161,228)	10.74
Forfeited	(2,836)	15.81
Outstanding at December 31, 2004	169,056	11.45
Exercised	(85,430)	10.34
Forfeited	(13,100)	23.09
Outstanding at December 31, 2005	70,526	10.62

These options expire at various dates from August 9, 2006 to June 3, 2013.

Stock options outstanding

The options outstanding under all option plans are as follows:

Options outstanding December 31, 2005				Options exercisable December 31, 2005
Range of exercise prices	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
The following options granted under the Angiotech plan are exercisable in CDN$:
$0.69	76,000	0.10	$0.69	76,000	$0.69
$2.25-$3.03	397,912	2.79	$2.80	397,912	$2.80
$3.75-$4.24	503,614	3.93	$4.23	503,614	$4.23
$11.46-$14.84	3,007,124	5.68	$13.56	2,775,514	$13.57
$15.01-$19.75	2,237,516	4.93	$16.98	1,330,100	$16.90
$21.39-$32.90	2,610,027	4.70	$25.30	1,994,772	$24.07
	8,832,193	4.92	$16.77	7,077,912	$15.75
The following options granted under the Angiotech plan are exercisable in U.S.$:
$17.20-$18.00	202,729	4.08	$17.61	44,552	$17.63
	202,729	4.08	$17.61	44,552	$17.63
The following options granted under the BioMaterials plan are exercisable in U.S.$:
$5.43	232	5.65	$5.43	232	$5.43
$7.48-$9.60	56,111	6.82	$9.53	56,111	$9.53
$10.39-$12.82	2,280	3.31	$11.55	2,280	$11.55
$15.10-$17.10	11,228	6.99	$15.41	11,228	$15.41
$20.04-$20.70	675	4.41	$20.50	675	$20.50
	70,526	6.71	$10.62	70,526	$10.62

c)

Stock-based compensation expense

The Company recorded stock-based compensation expense of $6,072,000 for the year ended December 31, 2005 ($5,810,000 for the year ended December 31, 2004; $3,094,000 for the fifteen month period ended December 31, 2003) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The estimated fair value of the stock options granted is amortized to expense on a straight-line basis over the vesting period and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Fifteen months ended December 31, 2003
Dividend Yield	Nil	Nil	Nil
Annualized Volatility	42.7%	46.4%	67.5%
Risk-free Interest Rate	3.52%	2.93%	3.92%
Expected Life (Years)	3	3	3

The weighted average fair value of stock options granted in the year ended December 31, 2005 was CDN$5.84 per share for the 1,062,759 stock options granted in CDN$ and US$5.78 per share for the 203,500 stock options granted in US$ (year ended December 31, 2004 – CDN$10.67; fifteen month period ended December 31, 2003 – CDN$6.80).

During the year ended December 31, 2005, as a result of employee termination agreements, the Company accelerated the vesting of 156,481 stock options to an immediate vesting from approximately 1.9 years. The Company recorded compensation expense of $852,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 40%, risk-free interest rate 2.69% and expected life – 259 days.

During the year ended December 31, 2004, as the result of an employee termination agreement, the Company accelerated the vesting of 86,635 stock options to an immediate vesting from approximately 2.5 years. The Company recorded compensation expense of $627,000 based on the estimated fair values of the modified awards.  The estimated fair values were determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 42%, risk-free interest rate 2.27% and expected life – 91 days.

During the fifteen month period ended December 31, 2003, as the result of an employee termination agreement, the Company accelerated the vesting of 79,458 stock options to an immediate vesting from approximately 1.7 years. The Company recorded compensation expense of $941,000 based on the estimated fair value of the modified award.  The estimated fair value was determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 46%, risk-free interest rate 3.88% and expected life – 30 days.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

d)

Pro forma disclosure

The following pro forma financial information presents the net income (loss) for the period from continuing operations and basic and diluted net income (loss) per common share from continuing operations had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Net income (loss) from continuing operations	8,404	52,979	(52,938)
Add: Stock-based employee compensation expense included in reported income (loss) above	6,072	5,810	3,094
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(9,393)	(14,262)	(15,235)

Pro forma net income (loss) from continuing operations	5,083	44,527	(65,079)
Basic net income (loss) per common share from continuing operations
As reported	0.10	0.63	(0.75)
Pro forma	0.06	0.53	(0.92)
Diluted net income (loss) per common share from continuing operations
As reported	0.10	0.62	(0.75)
Pro forma	0.06	0.52	(0.92)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock option compensation is amortized to expense over the vesting period and additional options may be granted in future periods. The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

Year Ended September 30, 2002
Dividend Yield	Nil
Annualized Volatility	50.0%
Risk-free Interest Rate	4.00%
Expected Life (Years)	5

The weighted average fair value of stock options granted in the year ended September 30, 2002 was CDN$9.79.

e)

Stockholder rights plan

Pursuant to a stockholder rights plan ("the Plan") approved February 10, 1999, amended and restated on March 5, 2002 and again on June 9, 2005, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company.  The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan has a term of 9 years, subject to reconfirmation by the stockholders at the annual stockholder meeting in 2008.

16.   INCOME TAXES

(a)  The components of the provision for (recovery of) income taxes are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Current income tax expense:
Canada	21,707	2,549	-
Foreign	57	37	-
	21,764	2,586	-
Deferred income tax expense (recovery):
Canada	11,622	(8,495)	-
Foreign	(5,331)	(274)	-
	6,291	(8,769)	-

Income tax expense (recovery)	28,055	(6,183)	-

(b)  The provision for income taxes is based on net income (loss) before income taxes as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Canada	76,365	66,646	(41,197)
Foreign	(39,906)	(19,850)	(11,741)
	36,459	46,796	(52,938)

(c)  The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.90% [2004 – 35.60%; 2003 - 39.25%] statutory tax rate, is:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$
Income taxes at statutory rates	12,724	16,659	(20,778)
Effect of Canadian tax rate changes on deferred tax assets and liabilities	449	-	872
Foreign tax rate differences	3,208	3,096	2,499
Research and development tax credits	(2,898)	(2,147)	(1,158)
Tax benefit of foreign exchange losses	(3,959)	(5,903)	-
Losses not deductible for tax purposes	11,600	2,094	3,642
Change in valuation allowance	7,697	(20,910)	14,359
Other	(766)	928	564
Income tax expense (recovery)	28,055	(6,183)	-

(d)  The tax effects of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31, 2005	December 31, 2004
	$	$
Deferred income tax assets:
Book amortization in excess of tax depreciation	8,191	7,810
Loss carry forwards	12,581	6,586
Capital loss carry forwards	4,960	3,458
Research and development deductions and credits	3,276	17,569
Other assets	22,804	11,693
Total gross deferred income tax assets	51,812	47,116
Valuation allowance	(26,483)	(18,786)
Total deferred tax assets	25,329	28,330
Less: Non-current portion of deferred income tax assets	(23,626)	(12,840)
Current deferred income tax assets	1,703	15,490

Deferred income tax liabilities:
Identifiable intangible assets	(5,106)	(11,253)
Tax deductions in excess of accounting deductions	(7,170)	(9,609)
Total gross deferred tax liabilities	(12,276)	(20,862)
Less: Non-current portion of deferred income tax assets	23,626	12,840
Net non-current deferred income tax assets (liabilities)	11,350	(8,022)

Realization of the deferred income tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  During 2004, the Company’s operations supported that the “more likely than not” test for accounting purposes has been met with respect to Canadian deferred income tax assets and accordingly, the valuation allowance that had been recorded in the past against the net deferred income tax asset was reversed.  A valuation allowance has been provided for the portion of deferred income tax assets relating to foreign jurisdictions.

The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit to income in that period.  In addition, due to the change in control of the acquired companies in the current and prior periods, the future utilization of certain loss carryforwards and tax credits that were incurred by the acquired companies prior to acquisition will be restricted and subject to annual limitations.

(e) As at December 31, 2005, the Company has scientific research and experimental development expenditures in the amount of $nil (December 31, 2004 - $16,652,000) available for carry-forward indefinitely to reduce future taxable income.  The Company has unclaimed Canadian and U.S. federal and provincial/state investment tax credits of approximately $nil and $3,636,000 respectively (December 31, 2004 - $10,323,000 and $4,525,000) available to reduce future income taxes otherwise payable.  The Company has loss carry forwards of approximately $61,669,000 (December 31, 2004 - $41,022,000) available to offset future taxable income in the United States ($24,445,000) and Switzerland ($37,224,000).

The investment tax credits and loss carry forwards expire as follows:

	Federal investment tax credits $	Provincial/state investment tax credits $	Loss carryforwards $
2009	-	65	5,482
2010	-	4	7,695
2011	-	2	12,397
2012	-	-	11,651
2013	-	-	-
2014	-	-	-
2015	-	-	-
2016	-	-	-
2017	414	771	-
2018	448	5	-
2019	469	78	2,105
2020	122	35	1,572
2021	255	29	956
2022	147	154	4,182
2023	136	135	7,816
2024	367	-	2,243
2025	-	-	5,571
Indefinitely	-	-	10,811
	2,358	1,278	72,481

The Company has a capital loss carryforward of approximately $10,811,000 (December 31, 2004 - $8,908,000) available to offset future taxable income in Canada.  The capital loss carryforward can be carried forward indefinitely.

17.   COMMITMENTS AND CONTINGENCIES

(a) Commitments

i) Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through July 2019. Future minimum annual lease payments under these leases are as follows:

$
2006	2,142
2007	1,793
2008	1,702
2009	1,702
2010	1,689
Thereafter	13,486
22,514

Rent expense for the year ended December 31, 2005 amounted to $1,335,000 [year ended December 31, 2004 - $1,212,000; fifteen month period ended December 31, 2003 - $1,477,000].

ii) Contractual commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties.  These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones.  The Company has not accrued for these payments as of December 31, 2005 due to the uncertainty over whether these milestones will be achieved.   The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

CombinatoRx Incorporated (“CombinatoRx”)

In October 2005, the Company entered into a Research and License Agreement with CombinatoRx. The collaboration involves a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with the Company’s expertise in local drug selection and delivery across a number of disease areas.  As consideration for the license, the Company paid an upfront license payment to CombinatoRx of $27.0 million and has the option to extend the research collaboration from 30 months to 60 months for additional consideration of $7.0 million.  CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by the Company.

Afmedica, Inc. (“Afmedica”)

In connection with the acquisition of Afmedica in October 2005 (note 5(b)), the Company may be required to make milestone payments totaling $10.0 million to former Afmedica equity holders should the Company reach certain development and regulatory milestones with respect to any Afmedica product.

Poly-Med, Inc. (“Poly-Med”)

In April 2004, the Company entered into a License Agreement with Poly-Med which granted the Company exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies.  Under this agreement, the Company is committed to making quarterly research and development funding payments totaling $6.0 million over the five year term of the agreement. The Company is also committed to make payments of $1.0 million on each of the first and second anniversaries of the agreement contingent upon performance by both parties, the first of which was paid in April 2005, and future milestone and royalty payments upon achievement of certain clinical and commercial development milestones.

National Institute of Health (“NIH”)

In November 1997, the Company entered into an exclusive license agreement with the Public Health Service of the United States, through the NIH whereby the Company was granted an exclusive, worldwide license to certain technologies of the NIH relating to the use of paclitaxel. Pursuant to this license agreement, the Company agreed to pay NIH milestone payments upon achievement of certain clinical and commercial development milestones and pay royalties on net product sales.

iii) Purchase obligation

The Company has entered into a purchase agreement to acquire land adjacent to its leased office and laboratory space for a total price of approximately $4.8 million, of which $1.0 million has been paid as a deposit as of December 31, 2005. The purchase is expected to close in May 2006.

iv) Consolidation of research and development facilities

In October 2004, the Company began a process of consolidating its research and development facilities by centralizing certain research and development activities.  The consolidation of the research and development activities was completed as of June 30, 2005.  Manufacturing of the Vitagel™ surgical hemostat product continued until December 2005 at which time the process of manufacturing the product was transferred to Orthovita, Inc.  Total restructuring and termination related costs of approximately $5.2 million were recorded to December 31, 2005.  During the year ended December 31, 2005, the Company recorded expenses of $2.6 million (2004 - $2.6 million) of which $0.4 million was included in cost of goods sold, $1.1 million was included in research and development expenses and $1.1 million was included in selling, general and administration expenses.  Of the total amount expensed, $1.5 million remains unpaid in accrued liabilities at December 31, 2005.

(b) Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

ii)

Oppositions have been filed with respect to four granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690).  The oppositions against European Patent No EP7011158, EP0809515 and EP1155690 are at an early stage.  The opposition against European Patent No. EP0706376 has had recent activity.  On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of the Company’s Patent No. EP0706376 with various claims, including claims to stents coated with a composition comprising paclitaxel and a polymeric carrier.  None of the original parties to the proceedings filed an Appeal of this decision.  Two non-parties to the Opposition (Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd) submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal; the EPO has not made an official announcement regarding whether they will consider the merits of those documents.  An opposition has also been filed by a third party against one of the Company’s Japanese patents that relate to stents (No. 3423317).  The Company filed a response on December 5, 2005. The ultimate outcomes of the Japanese and European oppositions, including possible appeals, are uncertain at this time.

iii)

In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems Inc. for patent infringement.  In November 2005, Conor MedSystems Inc. commenced a legal action in the Netherlands against the Company, asserting that the NL member of the EP0706376 patent is invalid and should be revoked.  On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's U.K. stent patents is invalid and is seeking to have that patent revoked.  The United Kingdom trial was conducted on October 4-10 and December 12-14, 2005 and the court issued a decision on February  24, 2006, finding this U.K. patent to be invalid. An appeal of that decision is planned.  On March 31, 2005, a claim was filed by Conor MedSystems Inc. in a court in Australia, alleging invalidity of three of the Company’s Australian patents.  The outcomes of these legal proceedings are uncertain at this time.

iv)

In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  The hearing will be held in March 2006.  The ultimate outcome of the patent infringement case is uncertain at this time.

v)

In December 2005, the Company together with Boston Scientific Corporation commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction.  A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested.  The Company is not precluded from initiating a legal action according to regular Dutch proceedings.

vi)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

18.  SEGMENTED INFORMATION

The Company operates in one segment: drug-eluting medical devices and therapeutic biomaterials.  The Company’s chief operating decision-makers review the Company’s operating results on an aggregate basis and manage the Company’s operations as a single operating segment.

The Company focuses on combining pharmaceutical compounds with medical devices and biomaterials to address common complications associated with a surgical procedure or the implantation of a medical device.

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or, for revenue from collaborators, the location of the collaborator’s customers:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
Revenue - Paclitaxel-eluting stents
Royalty revenue:
United States	139,236	76,084	-
Europe	32,796	14,913	2,587
Rest of World	11,534	7,411	1,627
	183,566	98,408	4,214
License fees:
United States	-	13,900	-
Total revenue -Paclitaxel-eluting stents	183,566	112,308	4,214

Revenue – Other:
United States	15,966	13,617	14,952
Rest of World	116	306	1,059
Total other revenue	16,082	13,923	16,011

Total revenue from continuing operations	199,648	126,231	20,225

Long-lived assets including goodwill:

	December 31, 2005 $	December 31, 2004 $
United States	45,989	63,018
Canada	32,494	34,258
Switzerland	24,077	12,572
Netherlands	-	4,421
	102,560	114,269

During the year ended December 31, 2005, revenue from one licensee represents approximately 92% of total revenue (89% for the year ended December 31, 2004).

19.   INCOME (LOSS) PER SHARE

Income (loss) per share was calculated as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$
Numerator:
Net income (loss) from continuing operations	8,404	52,979	(52,938)
Net income (loss) from discontinued operations, net of income taxes	(9,591)	(527)	52
Net income (loss)	(1,187)	52,452	(52,886)

Denominator:
Basic weighted average common shares outstanding	84,121	83,678	70,580
Dilutive effect of stock options	1,603	2,019	-
Diluted weighted average common shares outstanding	85,724	85,697	70,580
Basic net income (loss) per common share:
Continuing operations	0.10	0.63	(0.75)
Discontinued operations	(0.11)	-	-
Total	(0.01)	0.63	(0.75)
Diluted net income (loss) per common share:
Continuing operations	0.10	0.62	(0.75)
Discontinued operations	(0.11)	(0.01)	-
Total	(0.01)	0.61	(0.75)

For the year ended December 31, 2005, 2,905,543 stock options were excluded from the calculation of diluted net income (loss) per common share, as the effect of including them would have been anti-dilutive (1,283,679 for the year ended December 31, 2004; 8,169,284 for the fifteen months ended December 31, 2003).

20.   CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations was as follows:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
Accrued interest on short-term and long-term investments	(1,368)	(1,778)	814
Accounts receivable	(1,494)	3,748	(3,282)
Inventories	(172)	1,073	(615)
Prepaid expenses and deposits	(8)	46	(958)
Accounts payable and accrued liabilities	(1,935)	13,564	(1,854)
Income taxes payable	3,701	1,216	-
Deferred costs	(239)	1,566	(1,566)
	(1,515)	19,435	(7,461)

Supplemental disclosure:

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
	$	$	$
Common shares issued for acquisition of BioMaterials	-	-	44,062
Income taxes paid	15,826	730	-

21.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) which, as applied in these financial statements, conform in all material respects to Canadian generally accepted accounting principles (“Canadian GAAP”), except for the following differences:

(a)

Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over the expected useful life.

(b)   Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of BioMaterials and BioCoatings of $3,555,000 and $3,084,000 respectively.  These amounts would have been capitalized under Canadian GAAP.   Amortization of in-process research and development is determined using the straight-line method over 7-10 years and amounted to $828,000 for the year ended December 31, 2005 ($829,000 for the year ended December 31, 2004; $458,000 for the fifteen month period ended December 31 2003).

(c)   Under Canadian GAAP, the Company would have recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the BioCoatings acquisition.  During the year ended December 31, 2005, the future income tax recovery would have been adjusted by $116,000 for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the BioCoatings in-process research and development ($117,000 for the year ended December 31, 2004).

(d)   As part of the sale of the Company’s Dutch subsidiaries on December 30, 2005, the Company disposed of certain BioCoatings in-process research and development assets.  The loss on sale of the subsidiary would have been adjusted by $796,000 under Canadian GAAP, reflecting the unamortized balance as of the date of disposal of $1,216,000, less an adjustment to the associated future income tax liability of $420,000.

(e)   Under Canadian GAAP, short-term and long-term investments classified as available-for-sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, net cumulative unrealized gains on available-for-sale securities of $705,000 included in other comprehensive income as at December 31, 2005 would not have been recorded under Canadian GAAP (December 31, 2004 - net unrealized losses on available-for-sale securities of $1,635,000).  In order to record marketable securities at the lower of cost plus accrued interest and market, an unrealized loss of $345,000 would have been recorded under Canadian GAAP.

(f)   If Canadian GAAP were followed:

(i)   the effect on the Statements of Income (Loss) would be:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$

Net income (loss) from continuing operations, U.S. GAAP	8,404	52,979	(52,938)
Adjustment for purchase and amortization of medical technologies [a]	-	(1)	(1,380)
Adjustment for purchase and amortization of in-process research and development [b]	(828)	(829)	6,181
Adjustment for FIT recovery on amortization of in-process research and development [c]	116	117	-
Adjustment to loss on sale of subsidiary for reversal of in-process research and development, net of income taxes [d]	(796)	-	-
Adjustment to record unrealized loss relating to marketable securities [e]	(345)	-
Other	4	53	119
Net income (loss) from continuing operations, Canadian GAAP	6,555	52,319	(48,018)

Basic net income (loss) per common share from continuing operations, Canadian GAAP	0.08	0.63	(0.68)
Diluted net income (loss) per common share from continuing operations, Canadian GAAP	0.08	0.61	(0.68)

Basic weighted average number of common shares (in thousands)	84,121	83,678	70,580
Diluted weighted average number of common shares (in thousands)	85,724	85,697	70,580

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	December 31, 2005		December 31, 2004
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
	$	$	$	$
Intangible assets	45,447	48,963	65,246	70,807
Goodwill	46,071	47,242	33,346	34,517
Short-term investments	133,279	133,279	153,240	153,269
Long-term investments	170,578	169,196	71,711	73,318
Deferred income tax assets	11,350	10,833	-	-
Total assets	494,694	497,482	479,077	487,443
Deferred income tax liability	-	-	8,022	9,076
Additional paid in capital	21,929	19,620	14,335	12,030
Accumulated other comprehensive income	22,719	22,014	20,379	22,014
Accumulated deficit	45,607	39,561	44,420	36,525

g)

Pro forma information – stock-based compensation

The following pro forma financial information presents net income (loss) and basic and diluted net income (loss) per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model [see note 15(d) for pro forma assumptions].

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Fifteen months ended December 31, 2003
	$	$	$
Net income (loss) from continuing operations – Canadian GAAP	6,555	52,319	(48,018)
Add: Stock-based employee compensation expense included in reported net income (loss) above	6,068	5,757	2,975
Deduct: Total stock-based employee compensation expense using fair value based method for all awards	(9,393)	(14,262)	(15,235)
Pro forma net income (loss) from continuing operations, Canadian GAAP	3,230	43,814	(60,278)
Basic net income (loss) per common share from continuing operations
As reported	0.08	0.63	(0.68)
Pro forma	0.04	0.52	(0.85)
Diluted net income (loss) per common share from continuing operations
As reported	0.08	0.61	(0.68)
Pro forma	0.04	0.51	(0.85)

22.   SUBSEQUENT EVENT

On February 1, 2006, the Company announced that it has entered into a definitive agreement to acquire 100% of privately held American Medical Instruments Holdings, Inc. (“AMI”), a leading independent manufacturer of specialty, single-use medical devices, for cash consideration of $785 million.  The transaction provides the Company with a commercial platform to capitalize on its current pipeline and significantly diversifies the Company’s revenue base, giving the Company global manufacturing, marketing and sales capabilities.  The Company has obtained commitments for $600 million in fully committed term loan facilities and expects to finance the transaction through a combination of these facilities, cash on hand and other debt financings.  The proposed transaction is subject to customary closing conditions and is expected to close in the second quarter of 2006.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the period ending December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE:

March 2, 2006

/s/ Dr. William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Mr. K. Thomas Bailey, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the period ending December 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE:

March 2, 2006

/s/ K. Thomas Bailey

Per:

Mr. K. Thomas Bailey, Chief Financial Officer